Exhibit 1.3
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the
fiscal year ended February 27, 2010
RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED FEBRUARY 27, 2010
April 1, 2010
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the fiscal year ended February 27, 2010. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the fiscal year ended February 27, 2010 and up to and including April 1, 2010.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Special Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the Company’s expectations regarding the adoption and impact of accounting pronouncements;

•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s expectations regarding gross margin;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F:
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	potential impact of copyright levies in numerous countries;

•	RIM’s ability to enhance current products and develop new products on a timely basis;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors, and its dependence on a limited number of significant customers;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	risks associated with RIM’s expanding foreign operations;

•	reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	general commercial litigation and other litigation claims as part of RIM’s operations;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	government regulation of wireless spectrum and radio frequencies;

•	collection, storage, transmission, use and distribution of user and personal information could give rise to liabilities or additional costs;

•	expansion and availability of attractive content for BlackBerry App World;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base; and

•	risks related to RIM’s historical stock option granting practices.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, short messaging service, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless HandheldTM product line, software development tools and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services.
Sources of Revenue
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, web-browsing capability and enables the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier or reseller where a carrier or other reseller bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small and medium size enterprise server level, and in some cases on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) BlackBerry Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support (“T-Support”).
Revenues are also generated from non-warranty repairs, sales of accessories and non-recurring engineering development contracts (“NRE”).
Fiscal 2010 Operating Results – Executive Summary
The following table sets forth certain consolidated statement of operations data, which is expressed in thousands of dollars, for the periods indicated, except for share and per share amounts, as well as certain consolidated balance sheet data, as at February 27, 2010, February 28, 2009 and March 1, 2008, which is expressed in thousands of dollars.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and for the Fiscal Year Ended
			Change		Change
	February 27, 2010	February 28, 2009	2010/2009	March 1, 2008	2009/2008
		(in thousands, except for per share amounts)
Revenue	$14,953,224	$11,065,186	$3,888,038	$6,009,395	$5,055,791
Cost of sales	8,368,958	5,967,888	2,401,070	2,928,814	3,039,074

Gross margin	6,584,266	5,097,298	1,486,968	3,080,581	2,016,717

Operating expenses
Research and development	964,841	684,702	280,139	359,828	324,874
Selling, marketing and administration (1)	1,907,398	1,495,697	411,701	881,482	614,215
Amortization	310,357	194,803	115,554	108,112	86,691
Litigation (2)	163,800	—	163,800	—	—

	3,346,396	2,375,202	971,194	1,349,422	1,025,780

Income from operations	3,237,870	2,722,096	515,774	1,731,159	990,937
Investment income	28,640	78,267	(49,627)	79,361	(1,094)

Income before income taxes	3,266,510	2,800,363	466,147	1,810,520	989,843
Provision for income taxes (1)	809,366	907,747	(98,381)	516,653	391,094

Net income	$2,457,144	$1,892,616	$564,528	$1,293,867	$598,749

Earnings per share
Basic	$4.35	$3.35	$1.00	$2.31	$1.04
Diluted	$4.31	$3.30	$1.01	$2.26	$1.04
Weighted-average number of shares outstanding (000’s)
Basic	564,492	565,059		559,778
Diluted	569,759	574,156		572,830
Total assets	$10,204,409	$8,101,372	$2,103,037	$5,511,187	$2,590,185
Total liabilities	$2,601,746	$2,227,244	$374,502	$1,577,621	$649,623
Total long-term liabilities	$169,969	$111,893	$58,076	$103,190	$8,703
Shareholders’ equity	$7,602,663	$5,874,128	$1,728,535	$3,933,566	$1,940,562

Notes:

(1)	Selling, marketing and administration includes unusual charges of $96.4 million and provision for income taxes includes a benefit of $175.1 million, both recognized in fiscal 2010. These items related to a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See “Non-GAAP Financial Measures”.

(2)	In fiscal 2010, the Company settled all Visto Corporation (“Visto”) outstanding worldwide patent litigation (the “Visto Litigation”). The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Non-GAAP Financial Measures”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended
	February 27,	February 28,	Change		Change
	2010	2009	2010/2009	March 1, 2008	2009/2008

Revenue	100.0%	100.0%	—	100.0%	—
Cost of sales	56.0%	53.9%	2.1%	48.7%	5.2%

Gross margin	44.0%	46.1%	(2.1)%	51.3%	(5.2)%

Operating expenses
Research and development	6.5%	6.2%	0.3%	6.0%	0.2%
Selling, marketing and administration	12.8%	13.5%	(0.7)%	14.7%	(1.2)%
Amortization	2.1%	1.8%	0.3%	1.8%	—
Litigation	1.1%	—	1.1%	—	—

	22.5%	21.5%	1.0%	22.5%	(1.0)%

Income from operations	21.5%	24.6%	(3.1)%	28.8%	(4.2)%
Investment income	0.2%	0.7%	(0.5)%	1.3%	(0.6)%

Income before income taxes	21.7%	25.3%	(3.6)%	30.1%	(4.8)%
Provision for income taxes	5.4%	8.2%	(2.8)%	8.6%	(0.4)%

Net income	16.3%	17.1%	(0.8)%	21.5%	(4.4)%

Revenue for fiscal 2010 was $14.95 billion, an increase of $3.88 billion, or 35.1%, from $11.07 billion in fiscal 2009. The number of BlackBerry devices sold increased by approximately 10.7 million, or 41.1%, to approximately 36.7 million in fiscal 2010, compared to approximately 26.0 million in fiscal 2009. Device revenue increased by $3.03 billion, or 33.3%, to $12.12 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $756.0 million, or 53.9% to $2.16 billion, reflecting the increase of approximately 17 million net new BlackBerry subscriber accounts since the end of fiscal 2009. The total BlackBerry subscriber account base increased to over 41 million at the end of fiscal 2010. Software revenue increased by $6.7 million to $258.6 million in fiscal 2010 and Other revenue increased by $99.2 million to $420.2 million in fiscal 2010.
The Company’s net income for fiscal 2010 was $2.46 billion, an increase of $564.5 million, or 29.8%, compared to net income of $1.89 billion in fiscal 2009. Basic earnings per share (“basic EPS”) was $4.35 and diluted earnings per share (“diluted EPS”) was $4.31 in fiscal 2010 compared to $3.35 basic EPS and $3.30 diluted EPS in fiscal 2009, a 30.6% increase in diluted EPS compared to fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The $564.5 million increase in net income in fiscal 2010 primarily reflects an increase in gross margin in the amount of $1.48 billion, resulting primarily from the increased number of device shipments, additional subscriber accounts and a decrease of $98.4 million for the provision for income taxes, which was partially offset by the decrease of consolidated gross margin percentage, and by an increase of $971.2 million in the Company’s operating expenses.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.
Revenue Recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.
Devices
Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with industry-specific software revenue recognition guidance. In addition, provisions are made at the time of sale for warranties and royalties. For additional information on warranties and royalties, see below.
Service
Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
See “Sources of Revenue” for more information on the calculation of the number of subscriber accounts.
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and T-Support contracts is recognized over the period that such items are delivered or that services are provided.
Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled.
Multiple-Element Arrangements
The Company enters into transactions that represent multiple-element arrangements which may include any combination of hardware and/or service or software and T-Support. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
Allowance for Doubtful Accounts and Bad Debt Expense
The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing accounts receivable balances with its large customers to continue as it sells an increasing number of its wireless devices and software products and service relay access through network carriers and resellers rather than directly.
The Company evaluates the collectability of its accounts receivables based upon a combination of factors on a periodic basis, such as specific credit risk of its customers, historical trends and economic circumstances. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer’s related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of accounts receivables balances could be further adjusted.
Inventories and Inventory Purchase Commitments
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.
Furthermore, the Company records an accrual for estimated fees and vendor inventory liabilities related to non-cancelable purchase commitments with contract manufacturers and suppliers for quantities in excess of future demand forecasts.
For further details on the carrying value of inventory as at February 27, 2010, refer to Note 6 to the Consolidated Financial Statements, and for further details on the vendor inventory liabilities refer to Note 16 to the Consolidated Financial Statements.
Intangible Assets and Goodwill
Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, licenses and patents.
In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of (i) acquired technology, which is subsequently amortized straight-line over two to five years and, (ii) net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Under certain license agreements, the Company is committed to current and future royalty payments based on the sales of products using certain licensed technologies. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized straight-line over the terms of the license agreements or on a per unit basis based upon the anticipated number of units sold during the terms, subject to a maximum of five years.
Patents include trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties or through the acquisition of third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, as well as legal costs arising out of the defense of any Company-owned patents. Patents are amortized straight-line over 17 years or over their estimated useful life.
The Company assesses the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is assessed for impairment on an annual basis. Unforeseen and adverse events, changes in circumstances and market conditions and adverse legal factors are potential indicators that the carrying amount of intangible assets and goodwill may not be recoverable and may require an impairment charge.
The useful lives of intangible assets are evaluated quarterly to determine if events or circumstances warrant a revision to their remaining period of amortization. Legal, regulatory and contractual factors, the effects of obsolescence, demand, competition and other economic factors are potential indicators that the useful life of an intangible asset may be revised.
The Company has concluded that no impairment relating to intangible assets and goodwill exists as of February 27, 2010.
For further details on the intangible assets and goodwill, refer to Notes 8 and 9 to the Consolidated Financial Statements.
Litigation
The Company is involved in litigation in the normal course of its business. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. For further details on legal matters, see “Legal Proceedings” below and see “Results of Operations – Litigation” for the fiscal year ended February 27, 2010.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Royalties
The Company recognizes its liability for royalties in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management’s estimates of royalty rates are based on the Company’s historical licensing, royalty payment experience and forward-looking expectations.
Warranty
The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.
The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required. For further details on the Company’s warranty expense experience and estimates for fiscal 2010, refer to Note 13 to the Consolidated Financial Statements.
Income Sensitivity
The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at February 27, 2010, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax income of approximately $25.2 million, or 1.0% of consolidated annual net income.
Investments
All cash equivalents and investments, other than cost method investments of $2.5 million and equity method investments of $4.1 million, are classified as available-for-sale and are carried at fair value with unrealized gains and losses recorded in other comprehensive income (loss) until such investments mature or are sold. In the event of a decline in value which is other than temporary, the investment is written down to fair value by a charge to income.
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability, such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
When determining the fair value of its investments, the Company primarily relies on an independent third party valuator. Pricing inputs by the service provider are generally received from two primary vendors. The pricing inputs are reviewed for completeness, tolerance and accuracy on a daily basis by the service provider. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness. To do this, the Company utilizes internally developed models to estimate fair value. Inputs into the internally developed models may include benchmark yields, reported trades, quotes, issuer spreads, benchmark curves (including Treasury benchmarks, LIBOR and swap curves), discount rates, derivative indices, recovery and default rates, prepayment rates, trustee reports, bids/offers and other reference data. In the event the Company disagrees with the pricing from the service provider, the Company will challenge the pricing and work with the service provider to determine the fair value.
Given the current market conditions and economic uncertainties, management exercises significant judgment in determining the fair value of the Company’s investments and the investment’s classification level within the three-tier fair value hierarchy. As at February 27, 2010, the Company had approximately 98% of its available-for-sale investments measured at fair value classified in Level 2.
The Company regularly assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the investments to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an appropriate write-down would be recorded. The Company’s assessment on whether an investment is other-than-temporarily impaired or not, could change due to new developments or changes in assumptions or risks to any particular investment.
For further details on the Company’s investments and fair value conclusions, refer to Note 4 and Note 5 to the Consolidated Financial Statements.
Income Taxes
The Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
effect when the differences are expected to reverse. The Company’s deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, capital assets, non-deductible reserves and operating loss carryforwards, net of valuation allowances. The Company records a valuation allowance to reduce deferred income tax assets to the amount management considers to be more likely than not to be realized. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.
Significant judgment is required in evaluating the Company’s uncertain tax positions and provision for income taxes. The Company uses a two-step process in assessing its uncertain tax positions. The two-step process separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is measuring a tax position that has met the recognition threshold as the largest amount of benefit that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income tax payable and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain tax positions as interest expense that is netted and reported within investment income. For further details, refer to Note 10 to the Consolidated Financial Statements.
The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development expenditures. The Company applies judgement in determining which expenditures are eligible to be claimed. Under this method, the ITCs are recognized as a reduction to income tax expense.
The Company’s provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company’s consolidated income tax rates have differed from statutory rates primarily due to the tax impact of foreign exchange differences, ITCs, manufacturing activities, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions, and non-deductible stock compensation. The Company enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.
Stock-Based Compensation
The Company has an incentive stock option plan for officers and employees of the Company or its subsidiaries.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company estimates stock-based compensation expense at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.
In connection with its stock option review and the restatement of prior year financial statements, the Company applied judgment in choosing whether to revise measurement dates for prior option grants described below under “Restatement of Previously Issued Financial Statements”. While the Company believes it made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the Ontario Securities Commission (“OSC”) disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated.
The Company has a Restricted Share Unit Plan (the “RSU Plan”) under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company’s Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The compensation expense is calculated based on the fair value of the equity award and the amount is recognized over the vesting period of the RSU.
The Company has a Deferred Share Unit Plan (the “DSU Plan”), adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. After such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU or, at the Company’s option and subject to receipt of shareholder approval, by way of shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards.
For further details on the Company’s stock-based compensation, refer to Note 11 to the Consolidated Financial Statements.
Impact of Accounting Pronouncements Not Yet Implemented
In January 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance to improve disclosures about fair value measurements. The guidance amends previous literature to require an entity to provide a number of additional disclosures regarding fair value measurements including significant transfers between Level 1 and Level 2 on a gross basis and the reasons for such transfers, transfers in and out of Level 3 on a gross basis and the reasons for such transfers, the entity’s policy for recognizing transfers between Levels and to disclose information regarding purchases, sales, issuances and settlements on a gross

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
basis in the Level 3 reconciliation of recurring fair value measurements. The guidance also further clarifies existing guidance on disclosure requirements around disaggregation and valuation techniques for both recurring and non-recurring fair value measurements in either Level 2 or Level 3. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances and settlements in the Level 3 reconciliation, which is effective for interim and annual periods beginning after December 15, 2010. The Company will adopt the guidance in the first quarter of fiscal 2011 and the first quarter of fiscal 2012, respectively. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statement disclosures.
In October 2009, the FASB issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when vendor specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. The guidance also requires expanded qualitative and quantitative disclosures regarding significant judgements made and changes in applying the guidance. The new authoritative guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010, with early application permitted. The Company plans to adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
In October 2009, the FASB issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from applying software revenue recognition guidance to those products. The new authoritative guidance is effective for revenue arrangements entered into or materially modified in fiscal years on or after June 15, 2010 with early application permitted. The Company plans to adopt the guidance in the first quarter of fiscal 2011 and the Company’s does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
In June 2009, the FASB issued authoritative guidance to amend the manner in which an enterprise performs an analysis to determine whether the enterprise’s variable interest gives it a controlling interest in the variable interest entity (“VIE”). The guidance uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity’s losses and rights to receive benefits from the entity. The guidance also requires enhanced disclosures related to the VIE. The new authoritative guidance is effective for annual periods beginning after November 15, 2009. The Company will adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
In June 2009, the FASB issued authoritative guidance amending the accounting for transfers of financial assets. The guidance, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor’s continuing involvement with transferred financial assets. This new authoritative guidance is effective for annual periods beginning after November 15, 2009. The Company will adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards. Among other things, the SEC stated that it has directed its staff to execute a work plan, which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters. By 2011, assuming completion of certain projects and the SEC staff’s work plan, the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.
Restatement of Previously Issued Financial Statements
Overview
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in the MD&A for the fiscal year ended March 3, 2007 and Note 12(c) to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement was the result of a voluntary internal review (the “Review”) by the Company of its historical stock option granting practices. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.
OSC Settlement
As discussed in greater detail under “Restatement of Previously Issued Financial Statements — OSC Settlement” in the MD&A for the fiscal year ended February 28, 2009, on February 5, 2009, a panel of Commissioners of OSC approved a settlement agreement (the “Settlement Agreement”) with the Company and certain of its officers and directors, including its co-Chief Executive Officers (“Co-CEOs”) relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As part of the Settlement Agreement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC the Company’s governance practices and procedures and its internal control over financial reporting. The Company retained Protiviti Co. (“Protiviti”) to carry out this engagement. See “Independent Governance Assessment” and Appendix A to this MD&A for a further description of Protiviti’s engagement, its recommendations and the Company’s responses to such recommendations. A copy of Protiviti’s recommendations will also appear on the website of the OSC.
Independent Governance Assessment
As described above, the Company’s historical stock option granting practices were the subject of an internal review by a special committee (the “Special Committee”) of the Board of Directors (“Board”) and investigations by government authorities in Canada and the United States. In March 2007, the Special Committee made recommendations to the Board on corporate governance that were adopted by the Board. Later in the same year, the Company resolved litigation brought by a pension fund, which resulted in the Company implementing additional corporate governance changes. Since March 2007, five new independent directors have joined the Board. As a result of these developments, and the importance placed by the Board on enhanced governance standards, the Board has devoted a considerable amount of time and attention to corporate governance, and has had significant involvement in reviewing and improving the Company’s corporate governance practices prior to the engagement of Protiviti described below.
Pursuant to the Settlement Agreement, the Company agreed to submit to an independent assessment of its governance practices and procedures by Protiviti. Protiviti is a consultant selected by staff of the OSC as being an independent entity with experience in governance assessments. Schedule “C” to the Settlement Agreement prescribed the procedures to be followed by the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company and Protiviti in conducting the assessment. Protiviti proceeded to conduct its review subject to the terms of the Settlement Agreement.
Schedule “C” to the Settlement Agreement required Protiviti to prepare a draft report and submit that report to the Company for review and comment before the report was finalized. Schedule “C” contemplates that, with respect to each of the recommendations in the final report, the Company will (a) adopt the recommendation, (b) adopt alternative measures that the Company and Protiviti agree are acceptable to address the consultant’s recommendation, or (c) decline to adopt the recommendation.
Where the Company has agreed to adopt a recommendation, either as initially proposed or as modified, the Company is required to disclose in its MD&A a description of the recommendation that the Company has agreed to implement, together with the Company’s plan, along with any actions already taken, to implement the recommendation. A decision to decline to adopt a recommendation must be made by the Company’s independent directors and the reasons for that decision must be set out in writing and disclosed in the Company’s MD&A.
Arising from the events leading to the Settlement Agreement, the Company’s Board and senior management team, including the Company’s co-CEOs, are committed to establishing and maintaining high standards of corporate governance. This has been demonstrated by significant governance improvements adopted by the Company over the past four and a half years, together with additional improvements that the Company is in the process of adopting or has agreed to adopt.
Following field work, on October 26, 2009, Protiviti submitted a draft report to the Board and to staff of the OSC, as of June 30, 2009, regarding certain of the Company’s corporate governance practices. The Lead Director and the Chair of the Board’s Compensation, Nomination and Governance Committee, representing the independent directors of the Board, consulted with other Board members, participated in subsequent discussions with Protiviti concerning its draft reports and provided direction in connection with the Company’s responses to the draft reports.
In the course of providing comments on the draft reports, the Lead Director and the Chair of the Board’s Compensation, Nomination and Governance Committee and Protiviti had contemporaneous discussions concerning the necessity or appropriateness of the recommendations and the steps required by the Company to address certain of the recommendations, with a view to completing those discussions with the issuance of the final report contemplated by the Settlement Agreement. Following the conclusion of those discussions Protiviti issued its final report.
The final report contains 29 recommendations in 13 subject areas. The Company has addressed, agreed to adopt or has already adopted 27 of these recommendations in whole and two others in part.
The Board found the final report helpful in many respects, and considered all of the recommendations. Because the report reflects field work to June 30, 2009, it does not take into account certain governance changes and other enhancements adopted by the Company over the past nine months, many of which were contemplated or in progress during the course of Protiviti’s engagement. Some recommendations have already been implemented or are being implemented by the Board because of the corporate governance work described above. In considering further changes to the Company’s corporate governance practices, the Board is cognizant of the rapid and extraordinary growth of the Company, in terms of number of employees and its

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
expanding operations around the world. It is also recognizes that the Company’s entrepreneurial culture has been a significant factor in the Company’s success and that no one set of governance practices fits all companies. The Board wants to ensure that its governance practices, while fully compliant, are necessary or appropriate for the unique company that is RIM. As Protiviti itself notes in its report, considerable professional judgment is involved in evaluating the information provided and developing its observations and recommendations, such that others could evaluate the information differently and draw other conclusions. Ultimately, the Board believes that it is best situated, in terms of access to information and knowledge of the Company and its current governance practices, to determine which of the recommendations are necessary or appropriate for the Company and how such recommendations should be implemented.
Attached as Appendix A are the recommendations made by Protiviti in its final report, together with the Company’s response to each recommendation. Where the Company has declined to adopt a recommendation, that decision was made by the Company’s independent directors, and the reasons for that decision are set out in Appendix A. Appendix A also contains a brief discussion about Protiviti’s scope of review as set out in Attachment “I” to Protiviti’s final report.
SEC Settlements
As discussed in greater detail under “Restatement of Previously Issued Financial Statements — SEC Settlements” in the MD&A for the fiscal year ended February 28, 2009, on February 17, 2009, the Company, and certain of its officers, including its co-CEOs, entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company’s historical stock option granting practices.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Actions Taken as a Result of the Review
As previously disclosed and before the retention of Protiviti, the Board, based on the recommendations of the Special Committee, implemented a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process in particular. These measures include:
• Benefits from Option Grants – All directors and each of RIM’s co-CEOs and Chief Operating Officers (“c-level officers”) agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice presidents of the Company were asked to agree to similar treatment for their options that have dating issues, where those options were granted after the employee’s commencement of employment and in the employee’s capacity as vice president. All of the stock options held by directors, c-level officers and vice presidents that were subject to such repricing have been repriced, and the Company received $8.7 million, including interest, in restitution payments from its directors, c-level officers and vice presidents in fiscal 2008. In addition to the repricings described above, certain employees of the Company agreed in fiscal 2008 and fiscal 2009 to reprice stock options held by them that were incorrectly priced. In fiscal 2010, the Company completed the repricing to a higher exercise price of certain of its outstanding stock options. Repriced options in fiscal 2010, which were all done on a voluntary basis between the Company and the option holder, include 27 stock option grants in respect of options to acquire 456,800 common shares and in fiscal 2009 43 stock option grants in respect of options to acquire 752,775 common shares.
• Changes to the Company’s Stock Option Granting Practices — In June 2007, the Board approved a formal policy on granting equity awards, the details of which are described in the Company’s Management Information Circular, dated May 28, 2008 (the “Management Information Circular”), a copy of which can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. In addition, in July 2007, the Board of Directors determined to exclude independent directors from future stock option grants.
• Changes to the Board, Board Committees and Organizational Structure — In accordance with the Special Committee’s recommendations and other considerations, the Board established in 2007 an Oversight Committee, separated the roles of Chairman and Chief Executive Officer, implemented other changes to the Board, Audit Committee, Compensation Committee, and Nominating Committee, and changed various management roles. In addition to Barbara Stymiest and John Wetmore, who became directors of the Company in March 2007, David Kerr and Roger Martin were elected as directors of the Company at the Annual General Meeting of the Company on July 17, 2007. Each of the new directors is “independent” within the meaning of applicable securities laws and stock exchange rules. As previously disclosed, each of Douglas Fregin, Kendall Cork and Douglas Wright did not stand for re-election at the Annual General Meeting of the Company in 2007. Kendall Cork and Douglas Wright were appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
• Other Changes — The Company established an internal audit department and an individual commenced employment with the Company in the fourth quarter of fiscal 2008 in the position of Senior Vice President, Risk Performance and Audit. This new officer reports directly to the Audit & Risk Management Committee as well as administratively to the Co-Chief Executive Officer, Jim Balsillie. Additionally, the Company enhanced its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions which have been filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee is assisting in the administration of the Company’s equity awards granting program.
Review Costs
Included in the Company’s selling, marketing and administration expenses in fiscal 2008 and fiscal 2009 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, and the regulatory investigations and litigation related thereto.
Jim Balsillie and Mike Lazaridis, the Company’s Co-CEOs, voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million each) of those costs. The Company received these voluntary payments in the second quarter of fiscal 2008, which were recorded net of income taxes as an increase to additional paid-in capital. In addition, as part of the Notice of Application that was filed with the Ontario Superior Court of Justice-Commercial List by a pension fund shareholder, seeking various orders against the Company and named directors, the Company and the other defendants entered into an agreement with the shareholder to settle the Application and a proposed derivative action. Under the settlement, among other things, the Company agreed to the payment of CAD $1.1 million on account of the shareholder’s legal costs, and consistent with their earlier voluntary agreement to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the Review, Jim Balsillie and Mike Lazaridis, agreed to pay RIM a further CAD $2.5 million each to defray the Review costs incurred by the Company. The Company received these voluntary payments of CAD $2.5 million each in the third quarter of fiscal 2008, which were recorded net of income taxes as an increase to additional paid-in capital. Under the Settlement Agreement, the co-CEOs and RIM’s former Chief Financial Officer agreed to contribute an additional CAD $29.8 million (a total of CAD $44.8 million) to defray costs incurred by the Company in the investigation and remediation of stock options, granting practices and related governance practices at the Company. These contributions are being made through those individuals undertaking not to exercise vested RIM options to acquire an aggregate of 1,160,129 common shares of the Company. These options have a fair value equal to the aggregate contribution amounts determined using a BSM calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement.
Risks Related to the Company’s Historical Stock Option Granting Practices
As a result of the events described above, the Company continues to be subject to risks which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Fiscal 2010 Compared to Fiscal 2009 and Fiscal 2008
Fiscal year end February 27, 2010 compared to fiscal year ended February 28, 2009
Revenue
Revenue for fiscal 2010 was $14.95 billion, an increase of $3.88 billion, or 35.1%, from $11.07 billion in fiscal 2009.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Fiscal Year Ended
					Change Fiscal
	February 27, 2010		February 28, 2009		2010/2009

Number of devices sold	36,707,000		26,009,000		10,698,000	41.1%

Average Selling Price	$330		$349		$(19)	(5.4%)

Revenue (in thousands)

Devices	$12,115,765	81.0%	$9,089,736	82.1%	$3,026,029	33.3%
Service	2,158,591	14.4%	1,402,560	12.7%	756,031	53.9%
Software	258,635	1.7%	251,871	2.3%	6,764	2.7%
Other	420,233	2.9%	321,019	2.9%	99,214	30.9%

	$14,953,224	100.0%	$11,065,186	100.0%	$3,888,038	35.1%

Device revenue increased by $3.03 billion, or 33.3%, to $12.12 billion, or 81.0% of consolidated revenue, in fiscal 2010 compared to $9.09 billion, or 82.1%, of consolidated revenue in fiscal 2009. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 10.7 million units, or 41.1%, to approximately 36.7 million devices in fiscal 2010 compared to approximately 26.0 million devices in fiscal 2009. ASP decreased to $330 in fiscal 2010 from $349 in fiscal 2009 reflecting a shift in the mix of certain products shipped in the fiscal year and the expansion of the Company’s focus into broader market segments through the introduction of entry-level BlackBerry smartphones.
The Company estimates that a $10, or 3.0%, change in blended ASP would result in a fiscal year revenue change of approximately $367.1 million, based upon the Company’s volume of devices shipped in fiscal 2010.
Service revenue increased by $756.0 million, or 53.9%, to $2.16 billion or 14.4% of consolidated revenue in fiscal 2010, compared to $1.40 billion, or 12.7% of consolidated revenue in fiscal 2009, reflecting the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company’s increase in BlackBerry subscriber accounts since fiscal 2009. Net BlackBerry subscriber account additions were approximately 17 million for fiscal 2010 compared to approximately 11 million for fiscal 2009. The total BlackBerry subscriber account base at the end of fiscal 2010 was over 41 million compared to approximately 25 million at the end of fiscal 2009. The percentage of the subscriber account base outside of North America at the end of fiscal 2010 was approximately 38%.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $6.7 million, or 2.7%, to $258.6 million in fiscal 2010 from $251.9 million in fiscal 2009. The majority of the increase was attributable to technical support and other software revenues, partially offset by a decrease in CALs.
Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, increased by $99.2 million to $420.2 million in fiscal 2010 compared to $321.0 million in fiscal 2009. The majority of the increase was attributable to increases in non-warranty repair and sales of accessories offset partially by losses realized from revenue hedging instruments. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.
Gross Margin
Consolidated gross margin increased by $1.48 billion, or 29.2%, to $6.58 billion, or 44.0% of revenue, in fiscal 2010, compared to $5.10 billion, or 46.1% of revenue, in fiscal 2009. The decrease of 2.1% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins driven by shifts in product mix, the transition to new device platforms, the introduction of feature rich products to address broader market segments, and a decrease in device ASPs of approximately 5.4% compared to fiscal 2009. This decrease in gross margin was partially offset by higher service revenue which comprised 14.4% of total revenue mix in fiscal 2010 compared to 12.7% in the same period of fiscal 2009 along with a lower percentage of revenue from device shipments which comprised 81.0% of total revenue mix in fiscal 2010 compared to 82.1% in the same period of fiscal 2009. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2010 compared to fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Fiscal Year Ended
	(in thousands)
					Change - Fiscal
	February 27, 2010		February 28, 2009		2010/2009
		% of		% of		% of
		Revenue		Revenue		Change

Revenue	$14,953,224		$11,065,186		$3,888,038	35.1%

Operating expenses
Research and development	$964,841	6.5%	$684,702	6.2%	$280,139	40.9%
Selling, marketing and administration	1,907,398	12.8%	1,495,697	13.5%	411,701	27.5%
Amortization	310,357	2.1%	194,803	1.8%	115,554	59.3%
Litigation	163,800	1.1%	—	—	163,800	—

Total	$3,346,396	22.5%	$2,375,202	21.5%	$971,194	40.9%

Total operating expenses for fiscal 2010 as a percentage of revenue increased by 1.0% to 22.5% of revenue compared to fiscal 2009.
Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenditures increased by $280.1 million to $964.8 million, or 6.5% of revenue, in fiscal 2010, compared to $684.7 million, or 6.2% of revenue, in fiscal 2009. The majority of the increases during fiscal 2010 compared to fiscal 2009 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs and office and building infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $411.7 million to $1.91 billion for fiscal 2010 compared to $1.50 billion for fiscal 2009. As a percentage of revenue, selling, marketing and administration expenses decreased to 12.8% in fiscal 2010 versus 13.5% in fiscal 2009. The net increase of $411.7 million was primarily attributable to increased expenditures for marketing, advertising and promotion, including additional programs to support new product launches, increased salary and benefits expenses primarily as a result of increased personnel, external advisory fees and information technology costs.
With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
being the beginning of fiscal 2009. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration for fiscal 2010 is a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s foreign currency hedging program. See “Income Taxes” for the fiscal year ended February 27, 2010 for further details on the changes to the functional currency tax legislation in Canada, and “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.
Selling, marketing and administration expenses for fiscal 2010 also included a charge of $42.1 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-CEOs, related to the exercise of certain stock options issued by the Company.
Amortization Expense
The table below presents a comparison of amortization expense relating to capital assets and intangible assets recorded as amortization or cost of sales for fiscal 2010 compared to fiscal 2009. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Year Ended
	(in thousands)
	Included in Amortization			Included in Cost of sales
	February 27,	February 28,		February 27,	February 28,
	2010	2009	Change	2010	2009	Change

Capital assets	$184,946	$119,209	$65,737	$159,540	$84,168	$75,372
Intangible assets	125,411	75,594	49,817	145,724	48,925	96,799

Total	$310,357	$194,803	$115,554	$305,264	$133,093	$172,171

Amortization
The increased amortization expense primarily reflects the impact of certain capital assets and intangible asset additions made during fiscal 2010.
Cost of sales
The increased amortization expense in fiscal 2010, related to the Company’s manufacturing operations and BlackBerry service operations, primarily reflects the impact of amortization expense with respect to certain intangible assets and capital asset additions made during fiscal 2010.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Litigation
In fiscal 2010, the Company settled all the outstanding Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
Investment Income
Investment income decreased by $49.7 million to $28.6 million in fiscal 2010 from $78.3 million in fiscal 2009. The decrease primarily reflects the decrease in yields on investments due to lower interest rates when compared to the same period in fiscal 2009, offset partially by an increase in the Company’s average cash and cash equivalents, short-term investments and long-term investments balances throughout fiscal 2010 compared to the prior fiscal year and the gain on sale of investments in fiscal 2009. See “Liquidity and Capital Resources”.
Income Taxes
For fiscal 2010, the Company’s income tax expense was $809.4 million, resulting in an effective tax rate of 24.8% compared to income tax expense of $907.7 million and an effective tax rate of 32.4% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.
In the first quarter of fiscal 2010, the Government of Canada enacted changes to its income tax legislation which allows the Company the option to elect, on an annual basis, to determine its Canadian income tax based on its functional currency (the U.S. dollar) rather than the Canadian dollar. While the Company had elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company could not recognize the related income tax benefit of electing to adopt these rules under U.S. GAAP until the first quarter of fiscal 2010. As a result of the enactment of the changes to the legislation and the Company’s election, the Company was able to recalculate its fiscal 2009 Canadian income tax liability based on its functional currency (the U.S. dollar) and record an incremental income tax benefit of approximately $145.0 million to net income in fiscal 2010. This election should reduce the volatility in the Company’s effective tax rate due to changes in foreign exchange. See “Non-GAAP Financial Measures”.
The Company’s effective tax rate in fiscal 2010 was lower due to the $145.0 million incremental tax benefit related to fiscal 2009 that resulted from the Company opting to elect to determine its Canadian income tax results on its functional currency (the U.S. dollar). The Company’s adjusted tax rate for fiscal 2010 was approximately 29.4% in line with management’s estimate of 29%-30%. The Company’s effective tax rate in fiscal 2009 was higher primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 and its effect on the Company’s U.S. dollar denominated assets and liabilities held by the Company’s Canadian operating companies that are subject to tax in Canadian dollars. The incremental tax expense in fiscal 2009 resulting from the significant depreciation of the Canadian dollar relative to the U.S. dollar was $99.7 million resulting in an adjusted tax rate for fiscal 2009 of 28.9%.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management anticipates that the Company’s effective tax rate for fiscal 2011 will be approximately 28%. Management also anticipates the Company’s effective tax rate will continue to decrease further in future years due to scheduled Canadian corporate tax rate reductions.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $2.46 billion, or $4.35 basic EPS and $4.31 diluted EPS, in fiscal 2010 compared to net income of $1.89 billion, or $3.35 basic EPS and $3.30 diluted EPS, in the prior fiscal year. The common shares repurchased by the Company in the third quarter of fiscal 2010 had an impact on the basic and diluted EPS amounts of $0.03 per share for fiscal 2010.
Adjusted net income for fiscal 2010 was $2.49 billion and adjusted diluted EPS was $4.37 in fiscal 2010. See “Non-GAAP Financial Measures”.
The $564.5 million increase in net income in fiscal 2010 reflects primarily an increase in gross margin in the amount of $1.48 billion, resulting primarily from the increased number of device shipments, additional subscriber accounts and a decrease in the provision of income taxes of $98.4 million, which included a benefit of $145.0 million, which was partially offset by the decrease in consolidated gross margin percentage, as well as an increase of $971.2 million in the Company’s operating expenses, which included a litigation charge of $163.8 million relating to the Visto Litigation and unusual charges of $96.4 million. See “Results of Operations — Selling, Marketing and Administration Expenses”, “Results of Operations – Litigation” and “Results of Operations - Income Taxes” for the year ended February 27, 2010.
The weighted average number of shares outstanding was 564.5 million common shares for basic EPS and 569.8 million common shares for diluted EPS for the fiscal year ended February 27, 2010 compared to 565.1 million common shares for basic EPS and 574.2 million common shares for diluted EPS for the fiscal year ended February 28, 2009.
Common Shares Outstanding
On March 30, 2010, there were 557.4 million common shares, 8.9 million options to purchase common shares, 1.4 million restricted share units outstanding and 34,801 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
On November 4, 2009, the Company’s Board of Directors authorized a Common Share Repurchase Program for the repurchase and cancellation through the facilities of the NASDAQ Stock Market, common shares having an aggregate purchase price of up to $1.2 billion, or approximately 21 million common shares based on trading prices at the time of the authorization. This represents approximately 3.6% of the outstanding common shares of the Company at the time of the authorization. In the third quarter of fiscal 2010, the Company repurchased 12.3 million common shares at a cost of $775.0 million pursuant to the Common Share Repurchase Program. There was a reduction of $46.5 million to capital stock in the third quarter of fiscal

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
2010 and the amounts paid in excess of the per share paid-in capital of the common shares of $728.5 million were charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled. The Common Share Repurchase Program will remain in place for up to 12 months from November 4, 2009 or until the purchases are completed or the program is terminated by the Company.
Fiscal year end February 28, 2009 compared to fiscal year ended March 1, 2008
Revenue
Revenue for fiscal 2009 was $11.07 billion, an increase of $5.06 billion, or 84.1%, from $6.01 billion in fiscal 2008.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Fiscal Year Ended
					Change Fiscal
	February 28, 2009		March 1, 2008		2009/2008

Number of devices sold	26,009,000		13,780,000		12,229,000	88.7%

Average Selling Price	$349		$346		$3	0.9%

Revenue (in thousands)

Devices	$9,089,736	82.1%	$4,768,610	79.4%	$4,321,126	90.6%
Service	1,402,560	12.7%	860,641	14.3%	541,919	63.0%
Software	251,871	2.3%	234,388	3.9%	17,483	7.5%
Other	321,019	2.9%	145,756	2.4%	175,263	120.2%

	$11,065,186	100.0%	$6,009,395	100.0%	$5,055,791	84.1%

Device revenue increased by $4.32 billion, or 90.6%, to $9.09 billion, or 82.1% of consolidated revenue, in fiscal 2009 compared to $4.77 billion, or 79.4%, of consolidated revenue in fiscal 2008. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 12.2 million units, or 88.7%, to approximately 26.0 million devices in fiscal 2009 compared to approximately 13.8 million devices in fiscal 2008. ASP increased to $349 in fiscal 2009 from $346 in fiscal 2008 due primarily to a change in the BlackBerry device mix of certain new products that were feature rich and designed to operate on new network technologies.
Service revenue increased by $541.9 million, or 63.0%, to $1.40 billion or 12.7% of consolidated revenue in fiscal 2009 compared to $860.6 million, or 14.3% of consolidated revenue in fiscal 2008, reflecting the Company’s increase in BlackBerry subscriber accounts since fiscal 2008. Net BlackBerry subscriber account additions were approximately 11 million for fiscal 2009 compared to approximately 6.1 million for fiscal 2008. The total BlackBerry subscriber account base at the end of fiscal 2009 was approximately 25 million

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
compared to approximately 14 million at the end of fiscal 2008. The percentage of the subscriber account base outside of North America at the end of fiscal 2009 was approximately 32%.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $17.5 million, or 7.5%, to $251.9 million in fiscal 2009 from $234.4 million in fiscal 2008. The majority of the increase was attributable to maintenance and CALs, offset by a decrease in BES and other software revenues.
Other revenue, which includes accessories, non-warranty repairs, NRE and gains and losses on revenue hedging instruments, increased by $175.3 million to $321.0 million in fiscal 2009 compared to $145.8 million in fiscal 2008. The majority of the increase was attributable to increases in non-warranty repair, gains realized from revenue hedging instruments and sales of accessories.
Gross Margin
Consolidated gross margin increased by $2.02 billion, or 65.5%, to $5.10 billion, or 46.1% of revenue, in fiscal 2009, compared to $3.08 billion, or 51.3% of revenue, in fiscal 2008. The decrease of 5.2% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins primarily driven by the introduction of certain new feature rich products that incorporated new technologies which were adopted at a faster rate than historically, lower than anticipated unit shipments of previous generation products, and a higher percentage of device shipments which comprised 82.1% of the total revenue mix in fiscal 2009 compared to 79.4% in fiscal 2008. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to devices was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2009 compared to fiscal 2008.

	For the Fiscal Year Ended
	(in thousands)
					Change - Fiscal
	February 28, 2009		March 1, 2008		2009/2008
		% of		% of		% of
		Revenue		Revenue		Change

Revenue	$11,065,186		$6,009,395		$5,055,791	84.1%

Operating expenses
Research and development	$684,702	6.2%	$359,828	6.0%	$324,874	90.3%
Selling, marketing and administration	1,495,697	13.5%	881,482	14.7%	614,215	69.7%
Amortization	194,803	1.8%	108,112	1.8%	86,691	80.2%

Total	$2,375,202	21.5%	$1,349,422	22.5%	$1,025,780	76.0%

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Total operating expenses for fiscal 2009 as a percentage of revenue decreased by 1.0% to 21.5% of revenue compared to fiscal 2008.
Research and Development
Research and development expenditures increased by $324.9 million to $684.7 million, or 6.2% of revenue, in fiscal 2009, compared to $359.8 million, or 6.0% of revenue, in fiscal 2008. The majority of the increases during fiscal 2009 compared to fiscal 2008 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, travel and office and related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $614.2 million to $1.50 billion for fiscal 2009 compared to $881.5 million for the comparable period in fiscal 2008. As a percentage of revenue, selling, marketing and administration expenses decreased to 13.5% in fiscal 2009 compared to 14.7% in fiscal 2008. The net increase was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel expenses.
Amortization Expense
The table below presents a comparison of amortization expense relating to capital assets and intangible assets recorded as amortization or cost of sales for fiscal 2009 compared to fiscal 2008. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Year Ended
	(in thousands)
	Included in Amortization			Included in Cost of sales
	February 28,			February 28,
	2009	March 1,2008	Change	2009	March 1,2008	Change

Capital assets	$119,209	$87,800	$31,409	$84,168	$45,248	$38,920
Intangible assets	75,594	20,312	55,282	48,925	24,006	24,919

Total	$194,803	$108,112	$86,691	$133,093	$69,254	$63,839

Amortization
The increased amortization expense primarily reflects the impact of certain capital assets and intangible asset additions made during fiscal 2009.
Cost of sales
The increased amortization expense in fiscal 2009, related to the Company’s manufacturing operations and BlackBerry service operations, primarily reflects the impact of amortization expense with respect to certain

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
intangible assets and capital asset additions made during fiscal 2009.
Investment Income
Investment income decreased by $1.1 million to $78.3 million in fiscal 2009 from $79.4 million in fiscal 2008. The decrease primarily reflects the decrease in yields due to lower interest rates when compared to the prior year, offset partially by an increase in the average cash and cash equivalents, short-term investments and long-term investments balances throughout fiscal 2009 when compared to the same period in the prior year and the gain on sale of investments in fiscal 2009.
Income Taxes
For fiscal 2009, the Company’s income tax expense was $907.7 million, resulting in an effective tax rate of 32.4% compared to income tax expense of $516.7 million and an effective tax rate of 28.5% for the same period last year. The Company’s effective tax rate reflects the geographic mix of income in jurisdictions with different tax rates. The Company’s effective tax rate was approximately 3% higher than management’s estimate of 29%-30% for the fiscal year primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 and its effect on the Company’s U.S. dollar denominated assets and liabilities held by the Company’s Canadian operating companies that are subject to tax in Canadian dollars. The incremental tax expense in fiscal 2009 resulting from the significant depreciation of the Canadian dollar relative to the U.S. dollar was $99.7 million resulting in an adjusted tax rate of 28.9%. The lower effective tax rate in fiscal 2008 was primarily due to the favorable impact of the depreciation of the U.S. dollar relative to the Canadian dollar.
As noted above, on March 12, 2009, subsequent to the Company’s fiscal year end, the Government of Canada enacted legislation to allow the Company the option to determine its Canadian tax results based on its functional currency (the U.S. dollar) rather than the Canadian dollar. While the Company elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company could not recognize the related tax benefit of electing to adopt these rules for U.S. GAAP financial reporting purposes until the quarter in which they were enacted resulting in a $99.7 million higher provision for income taxes in fiscal 2009. As noted above, in the first quarter of fiscal 2010, the Company recorded an incremental, one time net benefit of approximately $145.0 million to net income relating to the adoption of the amending legislation.
Net Income
Net income was $1.89 billion in fiscal 2009, compared to net income of $1.29 billion in fiscal 2008. Basic EPS was $3.35 and diluted EPS was $3.30 in fiscal 2009 compared to $2.31 basic EPS and $2.26 diluted EPS, in fiscal 2008.
The $598.7 million increase in net income in fiscal 2009 reflects primarily an increase in gross margin in the amount of $2.02 billion, resulting primarily from the increased number of device shipments, which was partially offset by the decrease of consolidated gross margin percentage and an increase of $1.33 billion in the Company’s research and development, selling, marketing and administration expenses and the Company’s provision for income taxes, which included the negative impact of $99.7 million due to the significant

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
depreciation of the Canadian dollar relative to the U.S. dollar in the fiscal year. See “Income Taxes”.
The weighted average number of shares outstanding was 565.1 million common shares for basic EPS and 574.2 million common shares for diluted EPS for the fiscal year ended February 28, 2009 compared to 559.8 million common shares for basic EPS and 572.8 million common shares for diluted EPS for the fiscal year ended March 1, 2008.
Stock Split
The Company declared a 3-for-1 stock split of the Company’s outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid in the second quarter of fiscal 2008. All share, earnings per share and stock option data for the current fiscal year and prior comparative periods reflects this stock dividend.
Summary Results of Operations
Three months ended February 27, 2010 compared to the three months ended February 28, 2009
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars, except for share and per share amounts and as a percentage of revenue, for the interim periods indicated.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended
					Change
					Q4 Fiscal
	February 27, 2010		February 28, 2009		2010/2009
	(in thousands, except for per share amounts)
Revenue	$4,079,712	100.0%	$3,463,193	100.0%	$616,519
Cost of sales	2,216,622	54.3%	2,079,615	60.0%	137,007

Gross margin	1,863,090	45.7%	1,383,578	40.0%	479,512

Operating expenses

Research and development	267,164	6.6%	182,535	5.3%	84,629
Selling, marketing and administration	497,642	12.2%	406,493	11.7%	91,149
Amortization	86,540	2.1%	61,595	1.8%	24,945

	851,346	20.9%	650,623	18.8%	200,723

Income from operations	1,011,744	24.8%	732,955	21.2%	278,789
Investment income	5,454	0.1%	10,568	0.3%	(5,114)

Income before income taxes	1,017,198	24.9%	743,523	21.5%	273,675
Provision for income taxes	307,076	7.5%	225,264	6.5%	81,812

Net income	$710,122	17.4%	$518,259	15.0%	$191,863

Earnings per share
Basic	$1.27		$0.92		$0.35

Diluted	$1.27		$0.90		$0.37

Weighted-average number of shares outstanding (000’s)
Basic	557,114		566,105
Diluted	561,130		572,753
Revenue
Revenue for the fourth quarter of fiscal 2010 was $4.08 billion, an increase of $616.5 million, or 17.8%, from $3.46 billion in the fourth quarter of fiscal 2009.
A comparative breakdown of the significant revenue streams is set forth in the following table:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended
					Change Q4 Fiscal
	February 27, 2010		February 28, 2009		2010/2009

Number of devices sold	10,469,000		7,780,000		2,689,000	34.6%

Average Selling Price	$311		$371		$(60)	(16.2%)

Revenue (in thousands)

Devices	$3,254,401	79.8%	$2,883,399	83.3%	$371,002	12.9%
Service	640,517	15.7%	415,223	12.0%	225,294	54.3%
Software	68,590	1.7%	58,756	1.7%	9,834	16.7%
Other	116,204	2.8%	105,815	3.0%	10,389	9.8%

	$4,079,712	100.0%	$3,463,193	100.0%	$616,519	17.8%

Device revenue increased by $371.0 million, or 12.9%, to $3.25 billion, or 79.8% of consolidated revenue, in the fourth quarter of fiscal 2010 compared to $2.88 billion, or 83.3%, of consolidated revenue in the fourth quarter of fiscal 2009. This increase in device revenue over the same period in the prior year was primarily attributable to a volume increase of approximately 2.7 million units, or 34.6%, to approximately 10.5 million devices in the fourth quarter of fiscal 2010 compared to approximately 7.8 million devices in the fourth quarter of fiscal 2009. ASP decreased to $311 in the fourth quarter of fiscal 2010 from $371 in the fourth quarter of fiscal 2009 reflecting the shift in mix of certain products shipped in the quarter and the expansion of the Company’s focus into broader market segments. The Company currently expects ASP in the first quarter of fiscal 2011 to be slightly lower than the fourth quarter of fiscal 2010. ASP is dependent on a number of factors including projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 3.2%, change in blended ASP would result in a quarterly revenue change of approximately $104.7 million, based upon the Company’s volume of devices shipped in the fourth quarter of fiscal 2010.
Service revenue increased by $225.3 million, or 54.3%, to $640.5 million, or 15.7% of consolidated revenue in the fourth quarter of fiscal 2010, compared to $415.2 million, or 12.0% of consolidated revenue in the fourth quarter of fiscal 2009, reflecting the Company’s increase in BlackBerry subscriber accounts since the fourth quarter of fiscal 2009. Net BlackBerry subscriber account additions were approximately 4.9 million for the fourth quarter of fiscal 2010 compared to approximately 3.9 million for the fourth quarter of fiscal 2009. The total BlackBerry subscriber account base at the end of the fourth quarter of fiscal 2010 was over 41 million subscribers compared to approximately 25 million subscribers at the end of the fourth quarter of fiscal 2009.
Software revenue increased $9.8 million, or 16.7%, to $68.6 million in the fourth quarter of fiscal 2010 from $58.8 million in the fourth quarter of fiscal 2009. The majority of the increase was attributable to technical support and other software revenues, partially offset by a decrease in CALs.
Other revenue increased by $10.4 million to $116.2 million in the fourth quarter of fiscal 2010 compared to $105.8 million in the fourth quarter of fiscal 2009. The majority of the increase was attributable to increases

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
in non-warranty repair and sales of accessories, partially offset by lower gains realized from revenue hedging instruments. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.
Gross Margin
Consolidated gross margin increased by $479.5 million, or 34.7%, to $1.86 billion, or 45.7% of revenue, in the fourth quarter of fiscal 2010, compared to $1.38 billion, or 40.0% of revenue, in the fourth quarter of fiscal 2009. The increase of 5.7% in consolidated gross margin percentage was primarily due to an increase in the blended device margins driven by shifts in product mix and a lower percentage of revenue from device shipments which comprised 79.8% of total revenue mix in the fourth quarter of fiscal 2010 compared to 83.3% in the same period of fiscal 2009. As noted above, gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.
The Company expects consolidated gross margin to be approximately 44.5% in the first quarter of fiscal 2011, based on the Company’s current expectation for product mix, device ASP, current product costs and foreign exchange.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 27, 2010, compared to the quarter ended November 28, 2009 and the quarter ended February 28, 2009. The Company believes that it is meaningful to also provide a comparison between the fourth quarter of fiscal 2010 and the third quarter of fiscal 2010 given that RIM’s quarterly operating results vary substantially.

	For the Three Months Ended
	(in thousands)
	February 27, 2010		November 28, 2009		February 28, 2009
		% of		% of		% of
		Revenue		Revenue		Revenue

Revenue	$4,079,712		$3,924,310		$3,463,193

Operating expenses
Research and development	$267,164	6.6%	$242,329	6.2%	$182,535	5.3%
Selling, marketing and administration	497,642	12.2%	465,717	11.9%	406,493	11.7%
Amortization	86,540	2.1%	83,129	2.1%	61,595	1.8%

Total	$851,346	20.9%	$791,175	20.2%	$650,623	18.8%

Total operating expenses for the fourth quarter of fiscal 2010 as a percentage of revenue increased by 0.7% to 20.9% of revenues when compared to the third quarter of fiscal 2010.
Research and Development
Research and development expenditures increased by $84.7 million to $267.2 million, or 6.6% of revenue, in

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
the fourth quarter of fiscal 2010, compared to $182.5 million, or 5.3% of revenue, in the fourth quarter of fiscal 2009. The majority of the increases during the fourth quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs and office and building infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $91.1 million to $497.6 million for the fourth quarter of fiscal 2010 compared to $406.5 million for the comparable period in fiscal 2009. As a percentage of revenue, selling, marketing and administration expenses increased to 12.2% in the fourth quarter of fiscal 2010 compared to 11.7% in the fourth quarter of fiscal 2009. The net increase was primarily attributable to increased expenditures for marketing, advertising and promotion, including additional programs to support new product launches, increased salary and benefits expenses primarily as a result of increased personnel, external advisory fees and information technology costs.
Amortization Expense
The table below presents a comparison of amortization expense relating to capital assets and intangible assets recorded as amortization or cost of sales for the quarter ended February 27, 2010 compared to the quarter ended February 28, 2009. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended
	(in thousands)
	Included in Amortization			Included in Cost of sales
	February 27,	February 28,		February 27,	February 28,
	2010	2009	Change	2010	2009	Change

Capital assets	$53,340	$36,662	$16,678	$50,741	$28,347	$22,394
Intangible assets	33,200	24,933	8,267	43,574	26,183	17,391

Total	$86,540	$61,595	$24,945	$94,315	$54,530	$39,785

Amortization
The increased amortization expense in the fourth quarter of fiscal 2010 primarily reflects the impact of certain capital assets and intangible asset additions made during fiscal 2010.
Cost of sales
The increased amortization expense in the fourth quarter of fiscal 2010, related to the Company’s manufacturing operations and BlackBerry service operations, primarily reflects the impact of amortization expense with respect to certain intangible assets and capital asset additions made during fiscal 2010.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Income
Investment income decreased by $5.1 million to $5.5 million in the fourth quarter of fiscal 2010 from $10.6 million in the fourth quarter of fiscal 2009. The decrease primarily reflects the decrease in yields on investments due to lower interest rates compared to the same period in fiscal 2009, offset partially by an increase in the Company’s average cash and cash equivalents, short-term investments and long-term investments balances. See “Liquidity and Capital Resources”.
Income Taxes
For the fourth quarter of fiscal 2010, the Company’s income tax expense was $307.1 million, resulting in an effective tax rate of 30.2% compared to income tax expense of $225.3 million and an effective tax rate of 30.3% for the same period last year. The Company’s effective tax rate reflects the geographic mix of income in jurisdictions with different tax rates.
Net Income
The Company’s net income for the fourth quarter of fiscal 2010 was $710.1 million, an increase of $191.9 million, or 37.0%, compared to net income of $518.3 million in the fourth quarter of fiscal 2009. Basic EPS was $1.27 and diluted EPS was $1.27 in the fourth quarter of fiscal 2010 compared to $0.92 basic EPS and $0.90 diluted EPS in the fourth quarter of fiscal 2009, a 41.1% increase in diluted EPS when compared to fiscal 2009. The common shares repurchased by the Company in the third quarter of fiscal 2010 had an impact on the basic and diluted EPS amounts of $0.03 per share for the fourth quarter of fiscal 2010.
The increase in net income in the fourth quarter of fiscal 2010 in the amount of $191.9 million from the fourth quarter of fiscal 2009 primarily reflects an increase in gross margin in the amount of $479.5 million, resulting primarily from the increased number of device shipments and was partially offset by the decrease of consolidated gross margin percentage, as well as an increase of $200.7 million in operating expenses.
The weighted average number of shares outstanding was 557.1 million common shares for basic EPS and 561.1 million common shares for diluted EPS for the quarter ended February 27, 2010 compared to 566.1 million common shares for basic EPS and 572.8 million common shares for diluted EPS for the same period last fiscal year.
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 27, 2010. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year 2010				Fiscal Year 2009
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in thousands, except per share data)

Revenue	$4,079,712	$3,924,310	$3,525,692	$3,423,510	$3,463,193	$2,782,098	$2,577,330	$2,242,565

Gross margin	$1,863,090	$1,675,255	$1,554,396	$1,491,525	$1,383,578	$1,269,506	$1,306,857	$1,137,357
Operating expenses (1) (2)	851,346	791,175	902,411	801,464	650,623	629,035	604,624	490,920
Investment income	(5,454)	(6,425)	(7,625)	(9,136)	(10,568)	(31,554)	(17,168)	(18,977)

Income before income taxes	1,017,198	890,505	659,610	699,197	743,523	672,025	719,401	665,414

Provision for income taxes (1) (3)	307,076	262,134	183,989	56,167	225,264	275,729	223,855	182,899

Net income	$710,122	$628,371	$475,621	$643,030	$518,259	$396,296	$495,546	$482,515

Earnings per share
Basic	$1.27	$1.11	$0.84	$1.13	$0.92	$0.70	$0.88	$0.86
Diluted	$1.27	$1.10	$0.83	$1.12	$0.90	$0.69	$0.86	$0.84

Research and development	$267,164	$242,329	$235,571	$219,777	$182,535	$193,044	$181,347	$127,776
Selling, marketing and administration (1)	497,642	465,717	429,748	514,291	406,493	382,968	379,644	326,592
Amortization	86,540	83,129	73,292	67,396	61,595	53,023	43,633	36,552
Litigation (2)	—	—	163,800	—	—	—	—	—

Operating expenses	$851,346	$791,175	$902,411	$801,464	$650,623	$629,035	$604,624	$490,920

Notes:

(1)	Selling, marketing and administration in the first quarter of fiscal 2010 included unusual charges of $96.4 million and provision for income taxes includes a benefit of $175.1 million. These items related to a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See “Non-GAAP Financial Measures”.

(2)	In the second quarter of fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Non-GAAP Financial Measures”.

(3)	Provision for income taxes included the negative impact of fluctuations of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 of approximately $103.2 million.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
The Company’s financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In this MD&A, the Company has presented the following “non-GAAP financial measures”: adjusted net income and adjusted diluted earnings per share. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Adjusted net income and adjusted diluted earnings per share are non-GAAP financial measures that exclude the impact of the charge for the payment of the settlement of the Visto Litigation in the second quarter of fiscal 2010, and the impacts of the benefit relating to the enactment of functional currency tax reporting legislation by the Government of Canada and the charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods in the first quarter of fiscal 2010. This section of the MD&A describes the Company’s use of such non-GAAP financial measures.
In the second quarter of fiscal 2010, the Company entered into a definitive agreement to settle the Visto Litigation with Visto. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of all outstanding worldwide litigation. Of the total payment by the Company, $163.8 million ($112.8 million net of tax) was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. The settlement was completed on July 23, 2009.
The Company reported an income tax provision for fiscal 2009 that was higher than previously forecasted, the majority of the incremental portion of which was reversed in the first quarter of fiscal 2010. The fiscal 2009 income tax provision reflects an effective tax rate that is significantly higher than the Company’s historical effective tax rate due to the significant depreciation of the Canadian dollar relative to the U.S. dollar and its effect on the Company’s U.S. dollar denominated assets and liabilities held by RIM’s Canadian operating companies that are subject to tax in Canadian dollars. The majority of this effect was experienced in the third quarter of fiscal 2009. As described in greater detail under “Results of Operations — Income Taxes” for fiscal year end February 27, 2010, on March 12, 2009 changes to the Income Tax Act (Canada) that allow RIM to calculate its fiscal 2009 Canadian income tax expense based on the U.S. dollar (the Company’s functional currency) were enacted. Although the Company elected for Canadian income tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company could not recognize the related income tax reduction of electing to adopt these rules for U.S. GAAP financial reporting purposes until the quarter in which they are enacted, resulting in a higher provision in fiscal 2009. In the first quarter of fiscal 2010, the Company recorded an incremental income tax benefit of approximately $145.0 million to net income relating to the enactment of rules making the election effective to determine its Canadian income tax based on its functional currency. As result of the enactment of the rules and the Company’s election to determine its Canadian income tax based on its functional currency, future volatility in the Company’s effective tax rate due to changes in foreign exchange rates should be reduced.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
In the first quarter of fiscal 2010, the Company recorded an expense of $54.3 million ($37.4 million net of tax) primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. See “Results of Operations – Selling, Marketing and Administration Expenses” for fiscal year end February 27, 2010.
Also, in the first quarter of fiscal 2010, there was a charge of approximately $42.1 million ($29.0 million net of tax) for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-CEOs, related to the exercise of certain stock options issued by the Company. See “Results of Operations – Selling, Marketing and Administration Expenses” for fiscal year end February 27, 2010.
Investors are cautioned that adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s U.S. GAAP results.
There were no adjustments to U.S. GAAP net income in the third and fourth quarters of fiscal 2010.
The following table provides a reconciliation of net income to adjusted net income and diluted earnings per share to adjusted diluted earnings per share for the fiscal year ended February 27, 2010:

	For the Fiscal Year Ended
	February 27, 2010	February 28, 2009

Net income	$2,457,144	$1,892,616
Visto Litigation (net of tax)	112,809	—
Foreign exchange impact on the enactment of functional currency tax rules (net of tax)	37,396	—
Provision for employee tax obligations for stock options (net of tax)	28,952	—
Tax benefit recorded on enactment of functional currency tax rules	(145,000)	—
Foreign exchange impact on Canadian income taxes	—	99,700

Adjusted net income	$2,491,301	$1,992,316

Diluted earnings per share	$4.31	$3.30

Adjusted diluted earnings per share	$4.37	$3.47

Financial Condition
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and long-term investments increased by $630.9 million to $2.87 billion as at February 27, 2010 from $2.24 billion as at February 28, 2009. The majority of the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company’s cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at February 27, 2010.
A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below:

	As at
	(in thousands)
	February 27, 2010	February 28, 2009	Change

Cash and cash equivalents	$1,550,861	$835,546	$715,315
Short-term investments	360,614	682,666	(322,052)
Long-term investments	958,248	720,635	237,613

Cash and cash equivalents, short-term investments and long-term investments	$2,869,723	$2,238,847	$630,876

The increase in cash and cash equivalents, short-term investments and long-term investments is primarily due to net cash flows provided from operating activities partially offset by net cash flow used in investing activities and financing activities as set out below:

	For the Fiscal Year Ended
	(in thousands)
	February 27, 2010	February 28, 2009

Net cash flows provided by (used in):
Operating activities	$3,034,874	$1,451,845
Investing activities	(1,470,127)	(1,823,523)
Financing activities	(843,381)	25,367
Effect of foreign exchange gain on cash and cash equivalents	(6,051)	(2,541)

Net increase (decrease) in cash and cash equivalents	$715,315	$(348,852)

Cash flows for the fiscal year ended February 27, 2010
Operating Activities
Cash flow provided by operating activities was $3.03 billion for fiscal 2010 reflecting higher net income compared to fiscal 2009, offset by lower net changes in working capital in fiscal 2010 compared to fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The table below summarizes the current assets, current liabilities, working capital and certain working capital items of the Company:

	As at
	(in thousands)
	February 27, 2010	February 28, 2009	Change

Current assets	$5,812,656	$4,841,586	$971,070
Current liabilities	2,431,777	2,115,351	316,426

Working capital	$3,380,879	$2,726,235	$654,644

The increase in current assets of $971.1 million at the end of fiscal 2010 from the end of fiscal 2009 was primarily due to an increase in accounts receivables of $481.6 million and cash, cash equivalents and short term investments of $393.3 million. At the end of fiscal 2010, accounts receivables were approximately $2.59 billion, an increase of $481.6 million from the end of fiscal 2009 due to increased sales and customer mix. Days sales outstanding increased to 58 days in the fourth quarter of fiscal 2010 from 56 days at the end of fiscal 2009, primarily due to geographic and customer mix of sales in the quarter.
The increase in current liabilities of $316.4 million at the end of fiscal 2010 from the end of fiscal 2009 was primarily due to increases in accrued liabilities and accounts payable, partially offset by a reduction in income taxes payable. As at February 27, 2010, accrued liabilities were approximately $1.64 billion, an increase of $400.0 million from the end of fiscal 2009 primarily due to vendor inventory liabilities. The increase of accounts payable of $167.3 million from the end of fiscal 2009 was due primarily to the timing of payments during the fourth quarter of fiscal 2010. The decrease in income taxes payable as at February 27, 2010 of $265.8 million compared to the end of fiscal 2009 was partially due to the Government of Canada enacting changes to its income tax legislation in the first quarter of fiscal 2010 enabling the Company the option to elect, on an annual basis, to determine its Canadian income tax results on its functional currency (the U.S. dollar) rather than the Canadian dollar. The remaining decrease in income taxes payable as at February 27, 2010 was a function of the payment of the Company’s fiscal 2009 income tax liabilities in fiscal 2010 and the timing of the Company’s fiscal 2010 income tax installment payments relative to its current income tax expense for fiscal 2010.
Investing Activities
During the fiscal year ended February 27, 2010, cash flow used in investing activities was $1.47 billion and included capital asset additions of $1.01 billion, intangible asset additions of $421.4 million and business acquisitions of $143.4 million, offset by cash flow provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $104.1 million. For the same period of the prior fiscal year, cash flow used in investing activities was $1.82 billion and included capital asset additions of $833.5 million, intangible asset additions of $687.9 million, business acquisitions of $48.4 million as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $253.7 million.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The increase in capital asset spending was primarily due to increased investment in buildings, renovations to existing facilities, expansion and enhancement of the BlackBerry infrastructure and computer equipment purchases. Investments in intangible assets in fiscal 2010 was primarily associated with the settlement of the Visto Litigation, see “Results of Operations – Litigation” for the fiscal year ended February 27, 2010 and agreements with third parties for use of intellectual property. Business acquisitions in fiscal 2010 related to the purchases of Certicom Corp. and Torch Mobile Inc., the purchase of a company whose proprietary software will be incorporated into the Company’s software and the purchase of certain assets of a company that will be used in next generation wireless technologies.
Financing Activities
Cash flow used in financing activities was $843.4 million for fiscal 2010 and was primarily attributable to the Common Share Repurchase Program described above in the amount of $775.0 million, purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as Treasury Shares in the amount of $94.5 million, the repayment of debt acquired through acquisitions in the amount of $6.1 million, offset partially by the proceeds from the exercise of stock options in the amount of $30.2 million and tax benefits from the exercise of stock options. Cash flow provided by financing activities was $25.4 million for fiscal 2009 and was primarily provided by the proceeds from the exercise of stock options and tax benefits from the exercise of stock options, offset in part by repayment of the long-term debt.
In the third quarter of fiscal 2010 the Company repurchased 12.3 million common shares at a cost of $775.0 million pursuant to the Common Share Repurchase Program. The amounts paid in excess of the per share paid-in capital of the common shares of $728.5 million in the third quarter of fiscal 2010 were charged to retained earnings.
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at February 27, 2010, the Company held $40.5 million in face value of investment grade auction rate securities which are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $7.7 million, which the Company considers temporary and is reflected in accumulated other comprehensive income (loss). In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the balance sheet. As at February 27, 2010, the Company does not consider these investments to be other-than-temporarily impaired.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Structured Investment Vehicle
A Structured Investment Vehicle (“SIV”) is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. Beginning in late 2008, widespread illiquidity in the market has prevented many SIVs, including those held by the Company from accessing necessary funding for ongoing operations. In fiscal 2008, the Company’s SIV holdings were placed with an enforcement manager to be restructured or sold at the election of each senior note holder.
In the first nine months of fiscal 2010, the Company received a total of $2.4 million in principal payments from the SIV holdings. In the third quarter of fiscal 2010, the Company elected to participate in the restructuring of the securities and received a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities.
As at February 27, 2010, the Company held $21.3 million face value of assets received in the pro-rata distribution of proceeds. During fiscal 2010, the Company received a total of $3.6 million in principal and interest payments from the SIV and the assets received subsequent to distribution.
In determining the value for these assets, the Company has considered available evidence including changes in general market conditions, the length of time and the extent to which the fair values have been less than cost, the financial condition, the near-term prospects of the individual assets and the Company’s intent and ability to hold the assets.
During fiscal 2010, the Company did not record any other-than-temporary impairment charges associated with these investments. In fiscal 2008, the Company recorded an-other-than-temporary impairment charge of $3.8 million on these securities. The Company has classified these securities as long-term investments.
Other
Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81.1 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”). The face value, including accrued interest, as at February 27, 2010 is $84.8 million. Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie (the “Trust Claim”) over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. In the first quarter of fiscal 2010, the Company received a Letter of Return (the “Letter”) from the Administrators of LBIE relating to the Trust Claim. The Letter noted that, based on the work performed to date, the Administrators had identified certain assets belonging to the Company within the records of LBIE and that they are continuing to investigate the records for the remaining assets included in the Trust Claim: an additional asset was identified as belonging to the Company in the fourth quarter of fiscal 2010. In the fourth quarter of fiscal 2010, the Company signed the ‘Form of Acceptance’ and ‘Claim Resolution Agreement’, which are the necessary steps to have the identified assets returned. The Company continues to work with the Administrators to identify the remaining assets not

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
specifically identified, along with the interest paid on these assets since LBIE began its administration proceedings. The Company will continue to take all actions it deems appropriate to defend its rights to these holdings and as a result, no impairment has been recognized against these holdings in fiscal 2010.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at February 27, 2010:

	(in thousands)
		Less than One	One to	Four to Five	Greater than
	Total	Year	Three Years	Years	Five Years

Operating lease obligations	$208,386	$37,005	$59,817	$47,933	$63,631
Purchase obligations and commitments	4,455,439	4,455,439	—	—	—

Total	$4,663,825	$4,492,444	$59,817	$47,933	$63,631

Purchase obligations and commitments amounted to approximately $4.46 billion as of February 27, 2010, with purchase orders with contract manufacturers representing approximately $3.82 billion of the total. The Company also has commitments on account of capital expenditures of approximately $244.8 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
The Company has obligations payable in the first quarter of fiscal 2011 of approximately $135 million for the payment of income taxes related to fiscal 2010. The Company paid approximately $290 million in the first quarter of fiscal 2010 for income taxes related to fiscal 2009. The amounts have been included as current liabilities in income taxes payable as of February 27, 2010 and February 28, 2009 respectively, and the Company intends to fund its fiscal 2010 tax obligations from existing financial resources and cash flows.
The Company has not paid any cash dividends in the last three fiscal years.
Cash and cash equivalents, short-term investments and long-term investments were $2.87 billion as at February 27, 2010. The Company believes its financial resources, together with expected future income, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has $150.0 million in unsecured demand credit facilities (the “Facilities”) to support and secure operating and financing requirements. As at February 27, 2010, the Company has utilized $6.9 million of the Facilities for outstanding letters of credit, and $143.1 million of the Facilities are unused.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and under applicable

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors — Risks Related to Intellectual Property” in RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
By letter dated February 3, 2005 (the “Letter”), TMO-DG delivered to RIM-UK a notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the “Litigation”) for infringement of European Patent EP0892947B1 (the “Patent”). The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the Patent invalid. Inpro had appealed the Munich court’s decision. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. The Federal Supreme Court held an oral hearing on March 18, 2010 and subsequently determined that the Inpro Patent is invalid in Germany. Accordingly, no amount has been recorded in the Consolidated Financial Statements.
The Company was party to numerous litigations with Visto Corporation (“Visto”) in multiple jurisdictions. On July 15, 2009, the Company entered into a definitive agreement to settle all outstanding worldwide litigation with Visto (“Visto Litigations”). On July 23, 2009, the Company settled the Visto Litigations. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On June 6, 2007, Minerva Industries (“Minerva”) filed a complaint in the Marshall District Court against the Company alleging infringement of U.S. Patent No. 6,681,120 (“’120”) and seeking an injunction and monetary damages. On January 22, 2008, Minerva filed a second complaint in the Marshall District Court against the Company alleging infringement of U.S. Patent No. 7,321,783 (“’783”) and seeking an injunction and monetary damages. RIM answered the first Complaint on January 28, 2008 and the second Complaint on March 14, 2008. On December 1, 2008, RIM’s motion to consolidate the two cases was granted. On February 3, 2010, the Court determined that the asserted claims of the ‘120 patent and one independent claim of the ‘783 patent were invalid. As a result, only some claims of the ‘783 patent remain in the case. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in the Consolidated Financial Statements as at February 27, 2010.
On February 16, 2008, the Company filed a complaint in the Dallas District Court against Motorola alleging breach of contract, antitrust violations, patent infringement of U.S. Patent No. 5,664,055; 5,699,485; 6,278,442; 6,452,588; 6,489,950; 6,611,254, 6,661,255; 6,919,879 and 7,227,536 and seeking a declaratory judgment of non-infringement and invalidity against Motorola U.S. Patent Nos. 5,359,317; 5,074,684; 5,764,899; 5,771,353; 5,958,006; 5,706,211 and 6,101,531. On February 21, 2008, RIM filed a second complaint in the Dallas District Court seeking a declaratory judgment of non-infringement and invalidity of Motorola U.S. Patent No. 5,157,391; 5,394,140; 5,612,682 and 5,974,447. On April 10, 2008, Motorola filed a motion to dismiss RIM’s antitrust and contract claims or, in the alternative, to bifurcate and stay RIM’s antitrust and contract claims until the resolution of the co-pending patent claims. Motorola also asked the Court to dismiss, stay and or transfer to the Eastern District (“ED”) of Texas RIM’s declaratory judgment claims against Motorola’s patents. Pleadings on this motion closed on June 2, 2008. On September 19, 2008, the previously transferred case from the District of Delaware, described below, was consolidated with this case. On December 11, 2008, Motorola’s motion to dismiss, stay and/or transfer the proceedings was denied in full. On January 9, 2009, Motorola filed its answer to RIM’s complaint including three new counterclaims for infringement of U.S. Patent Nos. 6,252,515, 5,189,389 and 5,953,413. On March 10, 2009, TIP Communications, LLC, a wholly-owned indirect subsidiary of the Company, filed a complaint against Motorola in the Dallas District Court for infringement of U.S. Patent No. 5,956,329. On June 15, 2009, the Court granted RIM’s motion to stay this case as to the patents that are currently in re-examination in the United States Patent & Trademark Office. On October 14, 2009, Motorola added three new counterclaims for infringement of U.S. Patent Nos. 5,430,436; 6,807,317 and 6,636,223. On November 9, 2009, the Court entered an order staying each of the actions and ordering mediation. On January 29, 2010, Motorola filed a motion to re-open the pending lawsuits and lift the stay that is pending before the Court. On March 23, 2010 the Dallas District entered the stay on the four patents transferred from Illinois and pending in the ITC (i.e., U.S. Patent Nos. 5,319,712; 6,232,970; 6,272,333 and 5,569,550). On March 31, 2010 the case was re-assigned to another Judge for coordination with the other pending Dallas District Court cases and the file was closed. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in the Consolidated Financial Statements as at February 27, 2010.
On February 16, 2008, Motorola filed a complaint against the Company in the Marshall District Court alleging infringement of U.S. Patent Nos. 5,157,391; 5,359,317; 5,394,140; 5,612,682; 5,764,899; 5,771,353 and 5,974,447. On February 20, 2008, Motorola filed an amended complaint adding U.S. Patent Nos. 5,074,684; 5,706,211; 5,958,006 and 6,101,531 to the complaint. On March 31, 2008, RIM filed a motion to transfer Motorola’s ED of Texas case involving Motorola’s patents to the Dallas District Court. On October 17, 2008, the Court granted RIM’s motion to transfer this case to the Dallas District Court. This portion of the Motorola litigation is now closed.
On February 16, 2008, Motorola filed another complaint in the District of Delaware against the Company seeking a declaratory judgment of non-infringement and invalidity related to U.S. Patent No. 5,664,055 and 5,699,485 assigned to RIM as well as U.S. Patent No. 6,611,254, 6,661,255 and 6,919,879. On February 20, 2008, the complaint was amended to include RIM’s U.S. Patent No. 6,278,442; 6,452,588; 6,489,950 and 7,227,536. On March 31, 2008, RIM filed a motion to transfer Motorola’s District of Delaware case involving RIM’s patents to the Dallas District Court. On April 10, 2008, RIM filed its answer and counterclaims to Motorola’s amended complaint. Motorola filed its reply to RIM’s counterclaims on April 30, 2008. On August 26, 2008, the Court granted RIM’s motion to transfer this case to the Dallas District Court. This portion of the Motorola litigation is now closed.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On January 6, 2009, Motorola filed a complaint in the United Kingdom against the Company for infringement of European patents EP (UK) 0 818 009 (the “’009 patent”), EP (UK) 0 378 775 (the “’775 patent”), EP (UK) 0 551 289 (the “’289 patent”), and EP (UK) 0 932 320 (the “’320 patent”). Motorola’s claim was filed as a counterclaim in response to the Company’s filing of a declaratory judgment seeking to invalidate Motorola’s ’009 patent. A case management conference was held on January 12, 2009 at which the judge set a hearing date for on or about January 11, 2010 for the ’009 patent and the ’320 patent, both of which are Motorola system patents, and another hearing date for on or about March 1, 2010 (subsequently changed to November 15, 2010) for the ’775 patent and the ’289 patent, both of which are Motorola handset patents. On January 13, 2010, the Motorola system patents case went to trial and on February 3, 2010, the Court found one of the two patents-in-suit invalid and not infringed. Motorola subsequently surrendered the second patent-in-suit thereby completing the Motorola system patents portion of the lawsuit. For the handset patents-in-suit proceedings are currently pending.
A case management conference was held on March 20, 2009, in relation to the case filed in the United Kingdom by TIP Communications, LLC, a wholly-owned indirect subsidiary of the Company, for infringement of EP (UK) 0 742 989. A second case management conference was held on April 8, 2009. The Judge had set and then subsequently changed the trial date to begin on June 14, 2010.
On March 10, 2009, TIP Communications, LLC filed a lawsuit in the Northern District of Texas against Motorola for infringement of U.S. Patent No. 5,956,329.
On January 22, 2010, Motorola filed a lawsuit against the Company in the United States District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 5,319,712; 6,232,970; 6,272,333 and 5,569,550. On February 10, 2010, RIM filed a motion to transfer Motorola’s Northern District of Illinois case involving Motorola’s patents to the Dallas District Court. On February 25, 2010, RIM filed a motion to stay the proceedings in the Northern District of Illinois pending the outcome of the ITC proceedings. On March 8, 2010, the Court granted RIM’s motion to stay this case and transferred the case to the Dallas District Court. This portion of the Motorola litigation is now closed.
On January 22, 2010, Motorola filed a complaint with the U.S. International Trade Commission (“ITC”) against the Company alleging infringement of U.S. Patent Nos. 5,359,317; 5,319,712; 6,232,970; 6,272,333 and 5,569,550. On February 18, 2010, the ITC sent a Notice of Investigation, which was published in the Federal Register on February 24, 2010. On March 1, 2010, the Administrative Law Judge (“ALJ”) set a trial date of November 29 through December 9, 2010 and a target date for completion of the investigation by the ITC of June 24, 2011. The date set for the issuance of the Initial Determination is February 24, 2011. Proceedings are still pending.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On March 7, 2008, FlashPoint Technology Inc. (“FlashPoint”) filed a patent infringement lawsuit against the Company and 14 other parties in the District of Delaware. The patents-in-suit include U.S. Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (the “’190 Patent”), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the ’190 Patent in the litigation against RIM. On February 6, 2009, FlashPoint filed an amended complaint adding U.S. Patent Nos. 5,903,309, 6,278,447 (the “’447 Patent”) and 6,400,471 (the “’471 Patent”). Only the ’447 Patent and the ’471 Patent have been asserted against RIM. The complaint seeks an injunction and monetary damages. On December 17, 2009, the Court stayed the entire litigation pending completion of all re-examinations of the patents-in-suit.
On May 20, 2008, the Company filed a lawsuit in Italy against IPCom GmbH (“IPCom”) for declaratory judgment of invalidity of several IPCom patents. On May 21, 2008, the Company filed a lawsuit in the U.K. against IPCom for declaratory judgment of invalidity of several claimed standards-essential IPCom patents. On May 27, 2008, the Company filed a lawsuit in the U.S. District Court for the Northern District of Texas against IPCom for declaratory judgment of non-infringement and invalidity of several IPCom patents. On May 23, 2008, IPCom filed suit against the Company for infringement of four claimed standards essential German and European patents in the Hamburg, Germany court. On August 8, 2008, the parties agreed to withdraw and terminate their respective European actions.
On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. filed a patent infringement lawsuit against the Company and other defendants in the District of Delaware. The patents-in-suit include U.S. Patent Nos. 5,138,459, 6,094,219, 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. The court has set a trial date for September 7, 2010. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against the Company in the Northern District of California. The patents-in-suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. The complaint seeks an injunction and monetary damages. On February 26, 2010, the Court issued a claim construction order. No trial date has been set. Proceedings are ongoing.
On November 17, 2008, Spansion, Inc. and Spansion LLC (“Spansion”) filed a complaint with the U.S. ITC against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively “Samsung”) and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of U.S. Patent Nos. 6,380,029; 6,080,639; 6,376,877 and 5,715,194. The ALJ has set a trial date of May 3, 2010 and a target date for completion of the investigation by the ITC of January 18, 2011. Proceedings are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the Dallas District Court. The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the ’218 Patent”) and 6,600,510 which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The trial is scheduled for December, 2010. On January 14, 2010, Kodak filed a complaint with the ITC against the Company, and Apple Inc. alleging infringement of the ’218 Patent. The ALJ has set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. Proceedings are ongoing.
On December 29, 2008, Prism Technologies, LLC (“Prism”) filed a complaint against the Company and Microsoft Corporation in the United States District Court for the District of Nebraska. The single patent in suit is US Patent No. 7,290,288 (“the ’288 Patent”). The court has rescheduled the trial date to January 28, 2011. Microsoft entered into an agreement with Prism and was dismissed from this action on September 28, 2009. On December 2, 2009, Prism filed a complaint with the ITC against the Company alleging infringement of the ’288 Patent. The ALJ has set a trial date for August 30, 2010 and a target date for completion of the investigation of April 5, 2011. Proceedings are ongoing.
On December 30, 2008, MSTG, Inc. (“MSTG”) filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of Illinois alleging infringement of United States Patent Nos. 5,920,551 (“’551”); 6,219,374; and 7,151,756. On March 18, 2009, MSTG filed an amended complaint which added U.S. Patent Nos. 6,438,113 (“’113”) and 6,198,936 (“’936”) and four additional defendants to the suit. On July 30, 2009, MSTG filed a second amended complaint which reduced the patents asserted against RIM to only the ’551, ’936 and ’113 patents. The court has set a trial date for March 28, 2011. Proceedings are ongoing.
From time to time, the Company is involved in other claims in the normal course of business. The following additional patent suits were filed against the Company since the end of fiscal 2009:
On May 5, 2009, Fractus, S.A. (“Fractus”) filed a lawsuit against the Company and eight other defendants in the United States District Court for the ED of Texas alleging infringement of nine patents (United States Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556; and 7,528,782). These patents generally relate to antennae technology. The complaint seeks an injunction and money damages. The Court has set a trial date of May 2, 2011. Proceedings are ongoing.
On July 27, 2009, BTG International Inc. (“BTG”) filed complaints with the U.S. ITC and the United States District Court for the ED of Texas, Marshall Division, against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively “Samsung”) and other companies, including the Company, alleging infringement of United States Patent Nos. 5,394,362; 5,764,571; 5,872,735 (“the ‘735 Patent”); 6,104,640 (“the ‘640 Patent”) and 6,118,692 (“the ‘692 Patent”). The patents relate generally to flash memory chips, and BTG’s infringement allegations against RIM are based on RIM’s use of Samsung flash memory chips in certain RIM handhelds. In the ED of Texas, BTG is seeking monetary damages, and the case has been stayed until the determination in the ITC case becomes final. In the ITC, BTG is requesting that the ITC issue orders prohibiting RIM from importing into the U.S. and selling in the U.S. RIM handhelds containing the flash memory chips made by Samsung. The ALJ in the ITC case has set a trial date of June 21, 2010 and a target date for the completion of the investigation by the ITC of February 28, 2011. On January 19, 2010, BTG filed a motion to partially terminate the ITC case as to the ‘735, ‘640 and ‘692 Patents. The ALJ issued a determination on February 2, 2010, granting BTG’s motion and on February 22, 2010, the ITC declined to review the ALJ’s determination, thereby making it final. Proceedings in the ITC case are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On August 6, 2009, Intellect Wireless filed a lawsuit against the Company, HTC, and AT&T in the United States District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 7,257,210; 7,305,076; 7,310,416; and 7,266,186. The patents are generally related to wireless systems and contact data, caller identification, and pictures. The complaint seeks money damages. Proceedings are ongoing.
On August 21, 2009, Xpoint Technologies filed a lawsuit against Research In Motion Limited, Research In Motion Corp., and twenty-eight other defendants, in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. The patent is generally directed to data traffic delivery. The complaint seeks an injunction and money damages. The Court has set a trial date of May 7, 2012. Proceedings are ongoing.
On September 23, 2009, SimpleAir, Inc. filed a lawsuit against the Company and 10 other defendants in the United States District Court for the ED of Texas alleging infringement of U.S. Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. The patents are generally directed to the generation, processing and/or delivery of content, notifications and updates for computing devices. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On October 23, 2009, Raylon LLC (“Raylon”) filed an Amended Complaint adding the Company and four other defendants to an existing patent infringement suit. The original Complaint was filed on August 6, 2009 in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 6,655,589. The single patent-in-suit generally relates to traffic citation issuance. The Company and Raylon settled on March 30, 2010 for an amount immaterial to the Consolidated Financial Statements.
On November 2, 2009, Media Digital Corporation (“Media Digital”) filed a lawsuit against the Company in the United States District Court for the Northern District of Texas alleging infringement of U.S. Patent No. 7,130,778. The patent is generally related to touch screen control of radio stations. The Company and Media Digital settled on January 27, 2010 for an amount immaterial to the Consolidated Financial Statements.
On November 23, 2009, Klausner Technologies Inc. filed a lawsuit against the Company and Motorola in the United States District Court for the ED of Texas alleging infringement of U.S. Patent Nos. 5,572,576 and 5,283,818. The patents are generally directed to visual voice mail. The complaint seeks an injunction and money damages. Klausner served RIM on March 23, 2010. Proceedings are ongoing.
On March 1, 2010, Uniloc USA, Inc. and Uniloc Private Limited (“Uniloc”) filed a lawsuit against Alt-N Technologies Ltd. (a subsidiary of RIM Limited) and 13 other defendants in the United States District Court for the ED of Texas alleging infringement of U.S. Patent No. 5,490,216. The patent is generally directed to video compression and decompression. The complaint seeks an injunction and money damages. Proceedings are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On March 3, 2010, Smartphone Technologies LLC filed a lawsuit against the Company and 12 other defendants in the United States District Court for the ED of Texas alleging infringement of U.S. Patent Nos. 6,950,645; 7,076,275; 5,742,905; 7,506.064; 6,533,342; 6,711,609 and RE40,459. The patents are generally directed to device power management, telephonic networking, and synchronization. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On March 15, 2010, Video Enhancement Solutions LLC filed a lawsuit against Research In Motion Limited and 8 other defendants in the United States District Court for the Northern District of Georgia (Atlanta Division) alleging infringement of U.S. Patent No. 7,397,965 and U.S. Patent No. 7,492,960. The patents are generally directed to video compression and decompression. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On March 26, 2010, the PACid Group LLC filed a lawsuit against Research In Motion Limited, Research In Motion Corporation and 30 other defendants in the United States District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent Nos. 5,963,646 and 6,049,612. The patents are generally directed to encryption key generation and file encryption. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On March 31, 2010, MobileMedia Ideas LLC filed a lawsuit against Research In Motion Limited and Research In Motion Corporation in the United States District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; 6,427,078; RE.39231; 5,732,390; 5,737,394; 6,070,068; 6,389,301; 6,446,080; and 7,349,012. The patents are generally directed to mobile telephone technologies including mobile telephone user interfaces, call control, speech signal transmission and imaging. The complaint seeks an injunction and money damages. Proceedings are ongoing.
OSC Settlement
As described above, as part of the Settlement Agreement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Board and the staff of the OSC on the Company’s governance practices and procedures and its internal control over financial reporting. The Company retained Protiviti to carry out this engagement. See “Independent Governance Assessment” and Appendix A to this MD&A for a further description of Protiviti’s engagement, its recommendations and the Company’s responses to such recommendations. A copy of Protiviti’s recommendations will also appear on the website of the OSC.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2010 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At February 27, 2010, approximately 38% of cash and cash equivalents, 22% of accounts receivables and 7% of accounts payable are denominated in foreign currencies (February 28, 2009 – 36%, 26% and 4%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. The ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were fully effective at February 27, 2010. As at February 27, 2010, the net unrealized gains on these forward contracts was approximately $62.2 million (February 28, 2009 – net unrealized losses of $2.7 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. For contracts that are not subject to hedge accounting, gains and losses on the hedge instruments are recognized in income in each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at February 27, 2010, net unrealized gains of $28.9 million were recorded in respect of this amount (February 28, 2009 – net unrealized gains of $16.0 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and account receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at February 27, 2010 is $2.0 million (February 28, 2009 — $2.1 million). The Company also places insurance coverage for a portion of its foreign accounts receivables. While the Company sells to a variety of customers, one customer comprised 14% of accounts receivables as at February 27, 2010 (February 28, 2009 – one customer comprised 29%). Additionally, three customers comprised 20%, 13% and 10% of the Company’s fiscal 2010 annual sales (fiscal 2009 annual sales – three customers comprised 23%, 14% and 10%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at February 27, 2010, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains of $91.1 million was 24% (February 28, 2009 – 60%).
The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 27, 2010, no single issuer represented more than 8% of the total cash, cash equivalents and investments (February 28, 2009 – no single issuer represented more than 12% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2010 and for fiscal 2009, the Company did not record an other-than-temporary impairment charge.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of February 27, 2010, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Co-CEOs and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Exchange Act. Based on that evaluation, the Co-Chief Executive Officers and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:
• pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
• provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 27, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of February 27, 2010, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.
Changes in Internal Control Over Financial Reporting
During the fiscal year ended February 27, 2010, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Appendix A
Protiviti Co. Corporate Governance Recommendations and
Responses of the Board of Directors of the Company

RECOMMENDATION	RESPONSE
1. Board Leadership

The board should appoint a board chair to fill the currently vacant position.

The chair of the board should be an independent director as is the general practice among Canadian public companies and as identified as a corporate governance practice by National Policy 58-201, Corporate Governance Guidelines. The board should adopt a structure enabling independent directors to provide the necessary leadership in exercising independent judgment and effectively performing their oversight role.

If an independent director cannot be appointed and a non-independent director assumes the position of board chair, an independent director can be appointed to act as lead director with disclosure of the matter. However, in such a situation, the board should evaluate whether, in view of the substantial improvements recommended in this report, its current leadership structure can support the effective and independent board leadership required to oversee management and discharge its responsibilities to the corporation and its shareholders.
This recommendation has been accepted in part and has been addressed. The chair position has been vacant and the Board has had an independent lead director since March 2, 2007, when the Board adopted the recommendations of the Special Committee.

The vast majority of S&P 500 companies in the United States have non-independent Chairs. Of the companies that form the TSX Composite Index, approximately 45% have a non-independent Chair. While National Policy 58-201 (“NP58-201”) states that the Chair of the Board should be an independent director, NP58-201 is not prescriptive and “encourages issuers to consider the guidelines in developing their own corporate governance practices”. It also provides that where an independent Chair is not appropriate, an independent director should be appointed to act as “lead director” and either the independent chair or independent lead director should act as the effective leader of the Board.

The Board has considered its current leadership structure and believes it supports the effective and independent board leadership required to oversee management and discharge its responsibilities to the Company and its shareholders. Substantially exceeding the guidance of NP58-201 that a board should have a majority of independent directors, 7 of the 8 members of the Board are independent directors. The Board’s 3 committees — the Audit and Risk Management Committee (“A&RM Committee”), the Compensation, Nomination and Governance Committee (“CNG Committee”) and the Strategic Planning Committee (“SP Committee”) — are each chaired by an independent director. The independent lead director, who acts as the effective leader of the Board and is supported by strong independent committee chairs, is also a member of the A&RM and the CNG Committees and has attended all of the meetings of the SP Committee since its inception. The A&RM and CNG Committees are also comprised of solely of independent directors, with each member of the A&RM and CNG Committees meeting the heightened independence requirements that are applicable to audit committees under U.S. securities laws. The Board and the Company believe that this highly independent board structure provides the necessary leadership in exercising independent judgment and effectively performing the Board’s oversight role, and the absence of a Board chair does not adversely affect this determination. This board structure has been in place during the recent improvements in corporate governance practices at the Company. The Board is in the process of reviewing the Board mandate with a view to updating it, including with respect to formalizing the role and duties of a lead director.

The Board believes that the Company has been well served by its current leadership structure. The Board will continue to

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

RECOMMENDATION	RESPONSE
monitor the appropriateness of its current leadership structure from time to time, including whether it is appropriate to appoint a Chair and whether the Chair should be an independent director.

2. Oversight of Organizational Leadership

(a) CEO & Executive Officers:

The Board should develop and further refine its processes and practices to facilitate the oversight of the co-CEOs and executive management in the following areas:

Chief Executive Officer

As defined in National Policy 58-201, Corporate Governance Guidelines, the following should be provided for the co-CEOs:

-     Formal written position descriptions that clearly define the role of the CEOs and delineate management and board responsibilities; and

-     Measurable corporate goals and performance objectives that the co-CEOs are responsible for meeting. These goals and objectives should be approved by the board, and they should subsequently form the basis for objective annual assessments of CEO performance.

Executive Officers

-     Written position descriptions and defined measurable performance objectives should also be developed for other members of executive management and approved by the board;

-     The appointment of executive officers of the Company should be approved by the board; and

-     An ongoing process should be established, with board oversight, for the assessment of the capabilities of executives in relation to the Company’s current, emerging and expected future needs, in the context of a rapidly growing organization that is maturing in a highly competitive environment.
Position Descriptions: This recommendation has been accepted and will be addressed as described below. NP58-201 recommends that the Board develop a clear position description for the chief executive officer and management responsibilities. Messrs. Lazaridis and Balsillie have been with the Company since 1984 and 1992, respectively, and have worked together for approximately 18 years. As a result of this long tenure and working relationship, their respective roles are well understood at the Company and by the Board. Nonetheless, the Board is working in conjunction with management on position descriptions for the two co-chief executive officers and the Company’s other executive officers consistent with NP58-201.

Goals and Performance Objectives: This recommendation has been accepted and has been addressed. The first level oversight of co-CEO and executive officer performance and compensation is the responsibility of the independent CNG Committee supported by its independent compensation consultant. As noted in the Company’s Compensation, Discussion & Analysis (“CD&A”) of its 2009 Management Information Circular (“2009 MIC”), the CNG Committee took into account six strategic goals, some measurable quantitatively and others qualitatively, in assessing the fiscal year 2009 performance of the co-CEOs and other executive officers. Also as noted in the CD&A, the co-CEO and executive officers’ variable incentive compensation was determined based on the Company’s financial performance on specific measurable criteria, being revenue, diluted earnings per share and net subscriber additions as well as their respective individual performance. The CNG Committee’s performance assessment of the co-CEOs and the executive officers (based on Company strategic goal achievement, specific financial metric achievement and individual performance), together with the Committee’s compensation recommendations were reported to, and approved by, the independent members of the Board.

For the recently completed fiscal year ended February 27, 2010, the above described performance considerations and process are being followed. In addition, as part of its fiscal year 2010 performance and compensation planning, individual performance objectives for the fiscal year were established for each of the co-CEOs and executive officers and will form part of the CNG Committee’s fiscal year 2010 performance assessment. The CNG Committee and the Board anticipate that the annual assessment process will continue to be refined in future fiscal years. The Board recognizes that this is an evolving process but also believes that its current practices are appropriate in assessing performance and determining fair and appropriate compensation in the context of the Company’s operations.

Appointment of Executive Officers: This recommendation has been accepted and has been addressed. The Board approves the appointment of executive officers. For example, at its December 2009 quarterly meeting, the Board received in

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advance of the meeting, and adopted, a resolution appointing the Chief Financial Officer of the Company to that office.

Assessment of Capabilities: This recommendation has been accepted and is being addressed by the measures outlined in response to recommendation 3 (Succession Planning and Leadership Development).

(b) Chief Financial Officer

The Company should consider the significant benefits of appointing an individual as Chief Financial Officer. The individual should have the requisite stature, skills and experience needed for a company of the size, scope and potential of RIM.
This recommendation has been accepted and has been addressed. In March 2007, the Board appointed Mr. Brian Bidulka to the position of Chief Accounting Officer when the Company’s then Chief Financial Officer moved to a different position within the Company. For almost three years, Mr. Bidulka was the Company’s senior financial officer and carried out most of the duties of a Chief Financial Officer. In recognition of his performance, personal development and experience, on December 17, 2009 the Board, upon the recommendation of the Co-CEOs, the CNG Committee and the A&RM Committee, appointed Mr. Bidulka as Chief Financial Officer. The Board believes that Mr. Bidulka has the requisite stature, skills and experience needed for a company of the size, scope and potential of RIM.

(c) Delegation of Authority

The authorities delegated to management for binding the corporation and the matters to be brought to the board for approval should be defined in a “statement of approval authorities” and approved by the board of directors, with periodic review and re-affirmation.
This recommendation has been accepted and will be addressed as follows. The Board currently maintains oversight over certain corporate activities. For example, all significant acquisitions are presented to the Board for consideration or approval, as the Board deems appropriate. The Board also considers and approves the Company’s annual operating plan. The Board, however, does believe that a formal approval policy is appropriate and intends to adopt such a policy in the near future, which will be subject to periodic review by the Board.

3. Succession Planning and Leadership Development

The Board should develop a succession plan for the CEO level and define criteria to be used in selecting future chief executive officers. Succession plans should also be developed for appropriate levels of executive management.
Succession plans should be reviewed and approved by the board on an annual basis.
This recommendation has been accepted and is being addressed as follows. Under the supervision of the CNG Committee, the Company is in the process of developing a succession plan for the co-CEOs, executive officers and other appropriate levels of senior management. The Board intends to review and approve succession plans for the executive officer level on an annual basis. The Board will use the succession plan and position descriptions referenced in response to recommendation 2(a), together with other appropriate considerations at the time, for selecting future CEOs.

4. Agenda Setting and Flow of Information to the Board

The board should exercise better control of the agenda-setting process and the flow of information it receives as follows:

-     An oversight matrix (a listing of board activities with related information requirements, timing and expected board action) should be developed to govern the agenda-setting process and meeting calendar, along with the related flow of information to the board and its committees. The oversight matrix should be approved by the board and subject to periodic review and re-affirmation.

-     Protocols should be established and adhered to, providing adequate time for directors to review
Control of Agenda and Oversight Matrix: This recommendation has been accepted and has been addressed. The Board believes that it has appropriate control of the agenda setting process and the flow of information it receives. Currently, the agenda for each Board meeting is set by the lead director, with assistance from the Corporate Secretary and relevant committee chairs. Draft agendas for Board committees are set by the Chair of the committee with assistance from relevant corporate officers.

Based on its experience and service as directors and officers at other public companies, the Board believes that the agenda-setting process and the information it receives is appropriate and not atypical. The Board has observed an improvement in

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      materials and consider significant matters for approval, especially material transactions and events, with circulation of all materials sufficiently in advance of meetings to allow directors to read and absorb them, with due consideration of their personal contribution to the discussion of matters on which the board is to deliberate.
the timeliness and content of Board materials since a new Corporate Secretary was hired in 2008. In addition to the above and in response to the recommendation, the Board, the CNG and A&RM Committees have adopted annual meeting planners which indicate their respective activities for each fiscal year and the timing of the activities, including those required by the Board mandate and committee charters. These calendars do not include a list of related information requirements, as this information is well understood for recurring items and can vary from time to time depending on the nature of the matter, then current facts/circumstances, the information and its content. The Board and the SP Committee believe that an annual meeting planner is not required for the SP Committee because it has a narrow focus and does not meet regularly on a quarterly basis.

Protocols: This recommendation has been accepted and has been addressed. There is an unwritten, but well understood, protocol already in place. Materials for quarterly meetings are to be provided one week prior to the Board/committee meetings. This timeframe is generally met and the Board is satisfied that it receives material sufficiently in advance of quarterly meetings. Materials for intervening meetings are provided as far in advance of the meeting as time and circumstances permit, recognizing that such meetings, by their nature, are often unplanned and involve situations that are fluid, complex and difficult to time with precision. Recognizing the benefits of the Company’s entrepreneurial culture, which enables it to respond to opportunities more quickly than other companies of its size, the Board understands that circumstances do and will continue to arise where it will need to be available on shorter notice and with less time to review materials provided in advance of the meeting.

5. Infrastructure, Practices and Processes to Support Board Effectiveness

(a) Corporate Governance Guidelines

Corporate governance guidelines should be developed to define and document the Company’s approach to corporate governance and provide direction/guidance to help directors in carrying out their responsibilities. Corporate governance guidelines should be reviewed on an annual basis by the board.

Consideration should be given to publicly disclosing the Company’s corporate governance guidelines as it is a leading practice for larger organizations.
This recommendation has been accepted and will be addressed as follows. The Board believes that the Company has in place a significant number of policies, procedures and practices relating to corporate governance, including those set out in charters for each of the three committees of the Board and the Board mandate, which address governance matters often found in such issuer guidelines. The charters of the A&RM and CNG Committees have also been enhanced and adopted by the Board in December 2009. A new SP Committee Charter was also adopted by the Board in December 2009. The committee charters are reviewed by the committees and the Board annually. Finally, as noted above, the Board is in the process of reviewing the Board mandate with a view to updating it.

The Company’s current governance practices are disclosed in its management information circular in accordance with National Instrument 58-101. While the NASDAQ and TSX listing rules and securities laws applicable to the Company do not require the Company to publicly disclose its corporate governance guidelines, the Company will review its current charters and Board mandate with a view to augmenting the charters and mandate as the Board determines appropriate for the Company. If the Board adopts a consolidated set of corporate governance guidelines, it intends to publicly disclose

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those guidelines.

(b) Director Orientation and Ongoing Education

As identified as corporate governance practices by National Policy 58-201, Corporate Governance Guidelines, the following should be developed:

-     Orientation:

The board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the issuer expects from its directors). All new directors should also understand the nature and operation of the issuer’s business.

-     Continuing Education:

The board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer’s business remains current.

The orientation and continuing education programs should be regularly reviewed in the context of evolving circumstances, both within and outside the Company, and updated to ensure that all directors, individually and the board as a group, have the knowledge and understanding necessary for effective and efficient conduct of the board’s affairs and to fulfill their obligations.
The first two paragraphs of this recommendation come from NP 58-201. The third is a Protiviti recommendation.

Orientation: This recommendation has been accepted and has been addressed. All new directors of the Company now receive a comprehensive orientation. This includes: receiving a detailed briefing from the Company as part of the selection process; meeting the Chair of the CNG, the lead director and other independent directors as part of the selection process; a briefing from the Company’s internal and external legal counsel on their legal duties, corporate and securities obligations and the Company’s corporate governance procedures and policies; attending a product working session; meeting with each of the executive officers and certain other senior management, such as the Vice-President, Investor Relations and Vice President, Legal in order to understand the Company’s products, operations and key functions; and a tour of Company manufacturing and operations facilities. The orientation process will be reviewed in connection with new appointments to the Board.

Continuing Education: This recommendation has been accepted and has been addressed. Education occurs as part of the regular business of the Board and its committees and will continue. The opportunities for education of Board members, at the Board and in Board committees, have increased over the past three years.

To allow the Board and committees additional time to conduct their respective business and to allow for education sessions, the Board has moved the CNG Committee quarterly meeting to the day preceding the A&RM Committee and Board meeting, with a newly instituted Board dinner, which is intended to have an educational component, following the CNG Committee meeting. The Board intends to review the Company’s continuing education efforts periodically as appropriate.

(c) Director Recruiting and Succession

The board should continue its efforts to recruit additional directors and develop an orderly succession plan to meet the ongoing needs of the board for directors with an appropriate mix of diversity, competencies, skills and other attributes to provide effective oversight of the Company.
This recommendation has been accepted and has been addressed. From time to time, the Board considers the size and composition of the Board and evaluates the need and selection criteria for recruiting additional directors. In the spring of 2009, the CNG Committee adopted new selection criteria for recruiting a new director. Using these selection criteria, the Board appointed a new director to the Board in September 2009. While the Board believes that it would be beneficial to the Company and the Board for its other co-CEO to rejoin the Board in 2010, beyond that, the Board has not concluded that additional directors should be recruited based on its current and anticipated needs. The Board will continue to monitor its size and composition.

(d) Board and Director Performance Assessments

As identified as a corporate governance practice by National Policy 58-201, Corporate Governance Guidelines, the board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:
This recommendation has been accepted and will be addressed as follows. Consistent with its charter, the CNG Committee is responsible for monitoring the effectiveness of the operation of the Board, its committees and individual directors. A Board effectiveness questionnaire and follow-up process has been developed that will be undertaken annually. The CNG Committee and the Board will conduct an annual performance assessment and make improvements to the evaluation process

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-     In the case of the board or a board committee, its mandate or charter; and

-     In the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual is expected to bring to the board.

as appropriate.

(e) Charters and Mandates

The board should develop the following:

-     A charter for the strategic planning committee;

-     Position descriptions for the chair of the audit committee and the chair of the strategic planning committee.
This recommendation has been accepted and has been addressed. The SP Committee and the Board has developed and adopted a Charter for the SP Committee which includes the duties and responsibilities of the Chair. The charter for the A&RM Committee was also amended in December 2009 to set out the duties and responsibilities of its Chair.

6. Compliance Oversight Practices

(a) Oversight of Enterprise-Wide Compliance

The Board should oversee the design and implementation of a comprehensive, integrated enterprise-wide compliance program encompassing existing compliance initiatives and ensuring coverage of compliance with all applicable laws and regulations across various jurisdictions, as well as with internal corporate policies approved by the board.

Accountability for enterprise-wide compliance should be assigned to a designated executive, such as a chief compliance officer or the equivalent, with responsibility for comprehensive and integrated compliance across all parts of the organization with regular reporting to the audit committee and the board.

To discharge its oversight responsibilities, the audit committee should ensure the effective operation of an enterprise-wide compliance program with regular reporting on the state of compliance in the organization. Reporting should continue to include reports on Sarbanes-Oxley compliance, legal claims and known non-compliance incidents. Reporting to the audit committee should also include reporting on the enterprise-wide compliance program and the state of compliance across the organization with focus on compliance risk exposures.

In addition, Internal Audit should periodically perform reviews of the enterprise-wide compliance function and processes to provide assurance to the audit committee on the program’s effective and efficient operation.
This recommendation has been accepted and will be addressed as follows. As part of its review and update of the current Board mandate, the Board will confirm its responsibility for overseeing, directly and through its committees, an appropriate compliance program for the Company. Other than matters currently within the purview of the Corporate Disclosure Committee, accountability for the compliance program will be assigned to the Company’s existing Risk Council, which consists of senior management members representing all of the significant areas of the Company’s business. Pursuant to its existing charter, the role of the Risk Council is currently to assist management in fulfilling its responsibilities for assessing, managing and monitoring risks. This mandate will be augmented to include the responsibility for broader oversight of a compliance program appropriate for the Company, including its existing compliance initiatives, legal/regulatory compliance (other than matters currently within the purview of the Corporate Disclosure Committee) and internal corporate policies approved by the Board. The Risk Council will be renamed the Risk & Compliance Council and will report to the co-CEOs. The Chair of the Risk & Compliance Council also will make a report to the A&RM Committee, at least quarterly, on the compliance program and state of compliance. The Risk Council, through its Chair, will report out to the Board, at least quarterly. In connection with its oversight of the Company’s compliance program, the Board will continue to monitor the need for accountability for the Company’s compliance program to be assigned to a designated executive such as a chief compliance officer or equivalent.

(b) Compliance Culture

In considering the future re-appointment of individuals reprimanded by regulatory authorities to the honorary title of “Director Emeritus”, the board should consider the messaging effect of these actions and the impact on the organization’s compliance culture.
The Board believes this recommendation is not necessary or appropriate, but nevertheless has been addressed. Each of the individuals was formerly a director of long-standing, who agreed not to stand for reelection to the board in 2007. The individuals were appointed to the honorary position of Director Emeritus in recognition of their substantial contribution to the Company and its shareholders over many years. The Director Emeritus position carries with it no authority, no responsibilities and no access to the Company’s confidential information. The initial decision to confer this title was announced by the Company on March 5, 2007, subsequent to which five new independent directors have joined the Board. The Board considered the implications of the appointment when initially made for a one-year term, for each subsequent

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one-year reappointment and will reconsider the implications upon the expiry of the current one-year term. The Board does not view the designation as having an impact on the organization’s compliance culture.

Pursuant to Schedule C to the Settlement Agreement, Protiviti is to make recommendations where it identifies “a ... deficiency substantial enough to require changes or improvements at the Company”. The Board does not consider this recommendation to be of such a nature.

7. Receiving Feedback from Employees and Stakeholders

The board should proceed with its review and revisions of the Company’s employee whistleblower program to ensure it operates effectively with focus on internal awareness and methods of access to promote ease of use. The board should consider the benefits of establishing a channel by which outside parties can report relevant information as a means of obtaining external feedback and gauging potential reputational impact to the organization. As identified as a corporate governance practice by National Policy 58-201, Corporate Governance Guidelines, the board’s mandate should be revised to include its responsibility for the implementation of measures for receiving feedback from stakeholders — such as establishing a process to permit stakeholders to directly contact the independent directors.
Whistleblower Program: This recommendation has been accepted and has been addressed. As of the end of the most recent fiscal year, the Company employees could submit anonymous whistleblower reports to a P.O. Box address. The Company whistleblower program now makes whistleblower reporting available to employees and external parties via a web and telephone hotline based system supplied and operated by EthicsPoint. EthicsPoint has advised the Company that over 2200 organizations use EthicsPoint telephone hotline, web-based reporting and case management services as a component of their overall governance, risk and compliance efforts. The new system allows individuals to make whistleblower reports, including anonymous reports, to the Company via the Ethicspoint system and enables the Company or the Chair of the A&RM Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity. All employees have been advised of the new whistleblower program as part of the Company’s business standards and principles acknowledgement program which is conducted annually.

Stakeholder Communications: This recommendation has been accepted and has been addressed. The Board believes that stakeholders who wish to communicate with the Board are currently able to do so. The term “stakeholders” encompasses a wide variety of constituents, including employees and shareholders, and one set of practices in this area will not suit all situations. As part of its review of the Board mandate contemplated in its response to recommendation 5(a) (Corporate Governance Guidelines), the Board will indicate in the mandate how stakeholders can currently contact the Board and will publicize the Board mandate on the Company’s external website. The Board will continue to evaluate best methods for interacting with stakeholders.

8. Strategy

The Company’s strategic plan should be approved by the strategic planning committee, and ultimately by the full board on an annual basis. The mandate of the board should be revised to include its responsibility for approval of the strategic plan, as outlined in National Policy 58-201, Corporate Governance Guidelines.

Sufficient time should be allocated for discussion and review of the plan by the strategic planning committee and the board, as well as to oversee on a continuous basis the progress made by management in pursuit of the Company’s strategic objectives in a rapidly changing business environment.
This recommendation has been accepted and has been addressed. Since the inception of the SP Committee, all members of the Board have attended and participated in meetings of the SP Committee during which management and the SP Committee discuss and put forward strategic initiatives for the Company. Although the Board as a whole has not formally voted on the strategic initiatives, all Board members have been present and have participated in discussions concerning strategic initiatives.

The Board believes that, while it has had sufficient involvement and oversight of the Company’s strategic initiatives, as part of its review of the Board mandate contemplated in its response to recommendation 5(a) (Corporate Governance Guidelines), the

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Board will update the mandate to reflect its responsibility for approval of the Company’s strategic initiatives.

9. Corporate Policy Framework

The board should oversee the establishment of a comprehensive corporate policy framework ensuring that corporate policies or policy statements are developed to govern all the major risks and critical business activities of the organization. The board should review the corporate policy framework and approve corporate policies with periodic review and re-affirmation.

This recommendation has been accepted and has been addressed. The Board believes that the Company has appropriate comprehensive policies and procedures in place to govern major risks and critical business activities of the Company. The Company’s business standards and principles policies are reviewed annually by the Board and supplemented and updated as circumstances warrant. The business standards and principles policies include a code of ethics; handling financial complaints guidelines; employee confidentiality and intellectual property agreement; insider trading policy; diversity guidelines; anti-discrimination & anti-harassment guidelines; anti-bullying & anti-violence guidelines; corporate security policy; global, environment, health & safety policy; corporate disclosure policy; and prevention of improper payments policy. The Company and Board continue to monitor regulatory and other developments and implement new policies and amend existing policies in response to these developments. In addition to policies and procedures, the Company has other mechanisms in place to monitor and address major risks and business activities, including those discussed in response to recommendation 10 immediately below (Risk Oversight) and a Corporate Disclosure Committee comprised of senior executives.

In addition to the foregoing, in connection with the expanded mandate of the Risk & Compliance Council outlined above, the Council will from time to time review the current corporate policy framework in light of the Company’s existing major areas of risk and business activities with a view to updating existing, and implementing new, corporate policies as appropriate. The Board and the A&RM Committee will have oversight of this effort using the quarterly reporting mechanisms noted above.

10. Risk Oversight

The board should determine how it will carry out its risk oversight responsibilities. The board should develop and formalize the related communication and reporting protocols — at both the audit committee and full board level — to effectively carry out its risk oversight responsibilities including:

-     Understanding the risks inherent in the organization’s strategy and the risk appetite of management in executing that strategy;

-     Ensuring the implementation of appropriate processes and systems to manage the organization’s critical risks;

-     Accessing relevant information from internal and external sources about the critical assumptions underlying the strategy;

-     Being alert to organizational behaviour and financial and other incentives that can lead to excessive risk taking;

-     Providing input to executive management regarding critical risk issues on a timely basis; and

-     Identifying significant changes to the Company’s risk profile and their implications to the business.
This recommendation has been accepted and has been addressed. The Board has determined how it will carry out its risk oversight responsibilities and has developed and formalized the related communication and reporting protocols - at both the AR&M Committee and full Board level. Risk oversight is carried out by the Board and committees at different levels. The Board mandate allocates responsibility for the assessment of principal business risks in the Board. The Board, through its committees and their respective charters, has delegated additional responsibilities for risk oversight:

Audit Committee. In connection with the April and December, 2009 quarterly meetings, the role of the then Audit Committee was enhanced to better encompass risk management in a number areas. In particular, in April, the charter of the committee was enhanced to better reflect best practices for audit committees, better align with other Board committee charters and assume certain duties of the disbanded Oversight Committee. Among others, enhancements in the areas of oversight of financial reporting process & internal controls, oversight of the annual audit/quarterly reviews; oversight of the Company’s Risk Performance and Audit group; an annual review of legal and regulatory matters; and the review of Company

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policies were made at that time. In December, the charter was further enhanced to specifically address oversight of risk management and to acknowledge/address the increasing focus on risk management in the governance realm generally. As a result of its increased role in risk management, the Audit Committee was renamed the Audit and Risk Management Committee.

The A&RM Committee is also responsible for the oversight of the Company’s Risk Performance and Audit Group which was started by the Company in 2008. Pursuant to its charter approved by the A&RM Committee, the group’s scope of work includes assessing whether the management’s risk performance, control and governance processes are adequate and functioning such that, among other things, risks are identified and managed; risk management is embedded in the business; employee’s actions are in accordance with policies, standards, procedures and applicable laws/regulations & significant legislative or regulatory issues are recognized and addressed appropriately. The group currently consists of a Senior Vice-President and 12 employees who have joined the Company since 2008. Pursuant to its charter, the Senior Vice-President reports directly to the A&RM Committee (administratively to one of the co-CEOs) and the group is to perform its function in a manner that would not impair its objectivity and independence. The group prepares an annual audit plan which is submitted to and approved by the A&RM Committee and the group’s progress on the approved plan is reported to the A&RM quarterly. The group’s Senior Vice-President also meets with the A&RM Committee in-camera as appropriate.

•     CNG Committee: The CNG Committee also has risk management and control responsibilities. Its charter requires the committee to annually review: the administration of the Company’s equity-based compensation plans; the risk management and controls of the Company’s other compensation and benefit plans; and management’s assessment of compliance with laws and regulations as they pertain to its responsibilities under the Charter. It also requires the committee to provide oversight related to compliance with the Sarbanes-Oxley Act of 2002 for executive compensation purposes.

•     SP Committee: The SP Committee also has risk oversight responsibilities. Its charter requires the committee to review with senior management the risks relevant to the Company’s strategic initiatives and oversee/monitor the Company’s review and assessment of external developments/factors that arise and may impact such initiatives and participate in a periodic review of such factors.

In addition to the above Board risk oversight and the oversight of the Company’s Risk Performance and Audit Group, the Risk Council assists management in fulfilling its responsibilities for assessing, managing and monitoring risks. Further, the Company’s Corporate Disclosure Committee, consisting of senior management representatives, plays an active role in

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monitoring the Company’s obligations pursuant to U.S. and Canadian securities laws and its compliance with such obligations.

11. Internal Audit

The Company should continue its efforts to operationalize the internal audit function and ensure that internal audit effectively provides the audit committee with assurance on the state of governance, risk management, control and compliance in the organization.

Once the internal audit function has been fully operationalized, the audit committee should consider the conduct of an external assessment of the internal audit function by a qualified independent evaluator accredited by the Institute of Internal Auditors with subsequent reporting to the audit committee on compliance with professional standards, as well as provide insight on improvement opportunities relative to general good practices.
This recommendation has been accepted and will be addressed as follows. The Company is continuing its efforts to operationalize the Risk Performance and Audit group. As discussed immediately above (Risk Oversight), the charters of the group and the A&RM Committee adequately address, in the aggregate, oversight of the state of governance, risk management, control and compliance in the Company. Once the internal audit function is fully operationalized, the A&RM Committee will have an external assessment conducted by a qualified independent evaluator accredited by the Institute of Internal Auditors within 12 to 24 months.

12. Stock Options and Other Equity-Based Compensation

(a) Granting Activities

The Company should improve the approval and documentation of stock option and other equity compensation grants by formalizing and standardizing grant request forms, adhering to pre-approved ranges for all types of awards and documenting and retaining evidence of approval throughout the process prior to Compensation Committee approval. Compensation Committee review and approval is documented.
This recommendation has been accepted and has been addressed. The company is nevertheless taking additional measures to further enhance its processes around granting of equity awards. The Company has adopted a quarterly grant process with specified timelines for submission of requests for awards, as well as forms and processes used to create the grant request list (including pre-approved ranges for grants) and process for review and approval prior to submission to the CNG Committee. While the CNG Committee has approved ranges for all types of awards, there are situations where deviations from the range are appropriate and, in such circumstances, the CNG Committee is advised of and, if deemed appropriate, approves such deviations. Furthermore, in order to enhance the measures that have already been put in place, the Company is currently developing a pre-approval request form.

(b) Administrative Activities The Company should formalize its documentation of the review and execution of post-granting transactions, and improve certain system access controls.	This recommendation has been accepted and has been addressed as follows. The Company has implemented additional monitoring controls over activities in the existing stock option administration system. In addition, the Company has entered into an agreement for the implementation of a new equity program administration platform and is currently working with the service provider on the implementation. The implementation of the new platform will allow the Company to further improve its access controls to sensitive information. It will also serve as the system of record for equity related transactions.

(c) Calculation Activities

The Company should improve its documentation of the review of certain activities undertaken in support of its calculation of the fair value of equity compensation awards. In particular, the review and data reconciliation activities performed by the Company in its calculation of the fair value and compensation expense related to equity-based compensation should be more consistently executed and documented in order to ensure consistency and accuracy.
This recommendation has been accepted and has been addressed. The Company has maintained the necessary documentation to support the calculation of the fair value and compensation expense related to equity-based compensation as part of its books and records. The Company has discussed the recommendation relating to the consistency of the review activities with Protiviti and has maintained consistent documentation as suggested by Protiviti since the second quarter of fiscal year 2010.

(d) Reporting Activities The Company should improve the consistency of its documentation of the review and performance of certain reporting activities (in particular, the reconciliations and summaries	This recommendation has been accepted in part and, to the extent not accepted, is unnecessary for the Company. After discussion between Protiviti and the Company about the recommendation relating to access and formula controls over key spreadsheets, the Board believes the Company currently

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prepared in this part of the equity-based compensation accounting and reporting process), as well as the access and formula controls over key spreadsheets prepared and used in this part of the process to organize and report the data prepared in the other phases described above.
maintains appropriate internal controls over these key spreadsheets to prevent material errors in its accounting and disclosure. The Board is advised that the design and operation of these controls are tested by the Company on a regular basis within the context of the Company’s Sarbanes Oxley compliance program, and that no deficiencies have been reported to the A&RM Committee in this regard.

The portion of the recommendation relating to the consistency of documentation has been addressed. The Company has always maintained the necessary documentation to support the review and performance of certain reporting activities as part of its books and records. The Company has discussed the recommendation relating to the consistency of documentation of the review activities with Protiviti and has maintained consistent documentation as suggested by Protiviti since the second quarter of fiscal year 2010.

13. Internal Control Over Financial Reporting and Disclosure Controls and Procedures

The Company should implement a process to identify and assess disclosure risks for both financial and non-financial disclosures, more formally identify and document disclosure controls and procedures, and regularly execute a formal testing program for DC&P to more fully support its periodic certification obligations.
The recommendation has been accepted and will be addressed as follows. The Company is in the process of enhancing its internal control framework and documentation of DC&P already in place so that identified disclosure risks, disclosure controls and testing procedures have been performed, reviewed by management and the results communicated to the A&RM Committee. The Company will also formalize an annual testing plan for DC&P to obtain further evidence of operating effectiveness.
Additional Comments
Attachment “I” to Protiviti’s final report describes, among other things, the consultant’s methodology and scope of review. In Attachment “I”, under the heading “Access to Information and People”, Protiviti discusses restrictions and limitations on the scope of its review. The Company has the following comments on this section of the final report.
Pursuant to Schedule “C” to the Settlement Agreement, which was approved by the OSC, Staff of the OSC and RIM agreed that RIM would be entitled to invoke lawyer/client privilege in relation to documents requested by Protiviti and in witness interviews conducted by Protiviti. Protiviti accepted its engagement subject to this restriction. Documents provided to Protiviti by the Company were redacted for lawyer/client privilege. RIM certified that its redactions were proper and did not extend beyond those permitted by Schedule “C”.
At the commencement of Protiviti’s engagement, the Company and Protiviti agreed on protocols to govern Protiviti’s access to documents and Company personnel. In view of the privilege limitation, before requested documents were provided to Protiviti they were first reviewed by the Company’s legal counsel. In light of the highly confidential nature of some of the materials made available to Protiviti, Protiviti and the Company agreed that those materials would be reviewed on the company’s premises or on the premises of the Company’s external legal counsel, with no copies taken. These procedures did not impose additional restrictions on the documents made available to Protiviti.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Finally, although most of Protiviti’s requested interviews were conducted without incident, toward the end of its field work Protiviti requested an opportunity to interview certain additional RIM personnel. Following the first additional interview a disagreement arose about the manner in which the interview was conducted. RIM and Protiviti then agreed that the balance of the additional interviews would not proceed. From its discussions with Protiviti, RIM understood that the interviews were requested in an effort to confirm conclusions already reached, and were not critical to Protiviti’s ability to complete its mandate.